    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1997


                                                      REGISTRATION NO. 333-37395

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                          TRANSTECHNOLOGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                   95-4062211
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                                 150 ALLEN ROAD
                        LIBERTY CORNER, NEW JERSEY 07938
                                 (908) 903-1600

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------
                             GERALD C. HARVEY, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                          TRANSTECHNOLOGY CORPORATION
                                 150 ALLEN ROAD
                        LIBERTY CORNER, NEW JERSEY 07938
                                 (908) 903-1600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------
                                   COPIES TO:

  F. RONALD O'KEEFE, ESQ.          GARY T. JOHNSON, ESQ.
  HAHN LOESER & PARKS LLP       JONES, DAY, REAVIS & POGUE
 3300 BP AMERICA BUILDING             77 WEST WACKER
     200 PUBLIC SQUARE         CHICAGO, ILLINOIS 60601-1692
CLEVELAND, OHIO 44114-2301            (312) 782-3939
      (216) 621-0150

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.
                               ------------------
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [
]  ____________________ .

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________ .

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________ .

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


============================================================================================================
                                                           PROPOSED          PROPOSED
                                          AMOUNT           MAXIMUM           MAXIMUM
         TITLE OF SHARES TO               TO BE         OFFERING PRICE      AGGREGATE         AMOUNT OF
           BE REGISTERED              REGISTERED(1)      PER SHARE(2)   OFFERING PRICE(2)  REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock                            1,265,000          $26.8125       $33,917,812.50    $10,278.13(3)
------------------------------------------------------------------------------------------------------------


(1) Includes 165,000 shares of Common Stock the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee and calculated in accordance with Rule 457(c) of the Securities Act, using the average of the high and low sales prices for the Common Stock as reported on the New York Stock Exchange on OCTOBER 3, 1997.


(3) A registration fee of $10,278.13 was paid by the Registrant on October 8, 1997.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 17, 1997


PROSPECTUS

                                1,100,000 SHARES

                        TRANSTECHNOLOGY CORPORATION LOGO

                                  COMMON STOCK

     Of the 1,100,000 shares of common stock ("Common Stock") offered hereby, 1,000,000 shares are being sold by TransTechnology Corporation (the "Company") and 100,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."


     The Common Stock is traded on the New York Stock Exchange under the symbol "TT." On October 15, 1997, the closing sale price of the Common Stock on the New York Stock Exchange was $27.75 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================
                          PRICE TO     UNDERWRITING     PROCEEDS TO
                           PUBLIC       DISCOUNT(1)     COMPANY(2)      PROCEEDS TO SELLING
                                                                           STOCKHOLDERS
--------------------------------------------------------------------------------------------
Per Share                 $            $                $              $
--------------------------------------------------------------------------------------------
Total (3)                 $            $                $              $
============================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $500,000.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 165,000 shares of Common Stock at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be
    $          , $          , $          and $          , respectively. See
    "Underwriting."

                               ------------------

     The shares of Common Stock are offered severally by the Underwriters specified herein, subject to receipt and acceptance by them and subject to the right to reject any order, in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor in Chicago,
Illinois on or about             , 1997.

ABN AMRO CHICAGO CORPORATION                             EVEREN SECURITIES, INC.


                               November   , 1997

                 [Inside front cover -- photos to be supplied]

                    [6 Photos displaying Company's Products]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements, including the related notes thereto, appearing elsewhere and incorporated by reference in this Prospectus. The Company's fiscal year ends March 31; the fiscal years ended March 31, 1995, 1996, 1997 and 1998 are referred to herein as "fiscal 1995," "fiscal 1996," "fiscal 1997" and "fiscal 1998," respectively. Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option granted to the Underwriters will not be exercised. See "Underwriting." All references in this Prospectus to the "Company" include its consolidated subsidiaries unless the context otherwise indicates.

                                  THE COMPANY

     The Company is a leading worldwide designer and manufacturer of engineered specialty fastener products for niche applications serving a wide range of industrial markets, including automotive and truck, off-highway heavy machinery, machine tools and consumer durables. The Company targets fastener applications that require substantial design and engineering resources. Specialty fastener products include retaining rings, gear-driven band fasteners, assembly fasteners and custom cold-formed parts. In addition, through its Breeze-Eastern division, the Company operates the world's largest manufacturer of performance-critical rescue hoists and cargo hooks used primarily for helicopter rescue and transport applications.

     In fiscal 1997, the Company's specialty fastener segment accounted for approximately 81% of its net sales. Over five years ago, the Company's current management identified the engineered specialty fastener market as a core business and began repositioning the Company to achieve significant growth in this sector. From fiscal 1993 through fiscal 1997, the Company committed its management and financial resources to successfully acquire and integrate five specialty fastener companies while it divested various unrelated businesses. As a result of these acquisitions and internal growth, net sales and operating income for the specialty fastener segment have grown at a compound annual growth rate of 49% and 44%, respectively, from fiscal 1993 through fiscal 1997. Significant investments in manufacturing efficiency, product development, systems and management have better positioned the Company to take advantage of future growth opportunities.

     The Company believes that it is the world's largest manufacturer of retaining rings, with operations in the United States ("U.S."), Germany, the United Kingdom ("U.K.") and Brazil. Retaining rings are produced for both the U.S. and international transportation equipment and industrial markets under established trade names such as Seeger(R), Anderton(TM) and Industrial Retaining Ring(TM). Retaining rings are typically engineered to a customer's exacting specifications or industry-wide standards, and are used primarily in transmissions and drive train and braking systems on automobiles, trucks and off-highway equipment. The Company's retaining rings are also used in industrial equipment, computers, photographic equipment, marine equipment and other applications where movement on a shaft must be restricted.

     The Company believes that its Breeze Industrial Products division ("Breeze Industrial") has one of the broadest lines of gear-driven band fasteners in the world. Under the trade name Breeze(R), the Company markets fastener products for diesel engine, heavy truck, marine and off-highway equipment applications throughout the world. Breeze Industrial is a certified supplier to Caterpillar Inc., Navistar International Corporation and other heavy equipment manufacturers. Breeze Industrial also markets fasteners to retail outlets for use in repair, maintenance and overhaul applications under the trade names Aero-Seal(R), Euro-Seal(R) and Power-Seal(R).

     The Company believes that its Palnut division ("Palnut") is one of the leading U.S. manufacturers of assembly fasteners. Palnut supplies engineered custom fastening devices, including lock nuts, push-nuts, u-nuts and a variety of single and multi-threaded stainless and high-carbon steel fasteners, primarily to the automotive industry. In addition, assembly fasteners are also used in a broad range of other applications such as in appliances, toys, electronics, lighting, mining and construction equipment.

     TCR Corporation ("TCR"), which the Company acquired on April 17, 1997, designs and manufactures sophisticated externally threaded fastening devices and custom industrial components, utilizing its expertise in cold forming, machining technologies and friction welding. TCR products are used by industrial customers worldwide, primarily in automotive, hydraulic and recreational applications.

     The Company's Breeze-Eastern division ("Breeze-Eastern") is the world's leading designer and manufacturer of sophisticated helicopter rescue hoists, cargo winches and cargo hooks. These complex engineered systems add significantly to the versatility of an aircraft for a relatively small cost and are used worldwide by military and civilian agencies to complete rescue operations and mission profiles as well as transport cargo. Many of the leading aerospace and defense prime contractors, including Agusta SpA, Bell Helicopter Textron, Boeing Co., Lockheed Martin Corp., McDonnell Douglas Corp., Raytheon Company and Sikorsky Aircraft Corporation, specify the Company's systems as standard equipment on their platforms. Breeze-Eastern also manufactures fixed-wing aircraft cargo winches, weapons handling systems for ground defense platforms, tie-down equipment and tow hook assemblies utilized by helicopters employed in U.S. Navy minesweeping operations.

     The Company's objectives are to become a premier manufacturer of specialty fastener products and other industrial components used by other manufacturers in the production of their finished goods and to sustain long-term profitable growth. In order to accomplish these objectives, the Company is implementing the following strategies: (i) focus on niche markets which demand proprietary design and engineering, (ii) increase market share in each of its product lines, (iii) develop new proprietary products meeting customer needs, (iv) integrate marketing capabilities to capitalize on cross-marketing opportunities, (v) strive to constantly improve the efficiency and productivity of its operations and (vi) pursue strategic acquisitions to complement existing products, distribution and production capabilities.

     The Company is incorporated in Delaware. The Company's executive offices are located at 150 Allen Road, Liberty Corner, New Jersey 07938 and its telephone number is (908) 903-1600.

                                  THE OFFERING

Common Stock offered by the Company...............................  1,000,000 shares
Common Stock offered by the Selling Stockholders..................  100,000 shares(1)
Common Stock to be outstanding after this offering................  6,189,759 shares(2)
Use of proceeds...................................................  To repay bank indebtedness.
New York Stock Exchange symbol....................................  TT

---------------

(1) Includes 90,000 shares to be issued upon the exercise of options by the Selling Stockholders at the time of the Offering.
(2) Excludes, as of September 28, 1997, 380,498 shares issuable upon exercise of outstanding director and employee stock options, of which 199,497 options for shares were immediately exercisable and includes the 90,000 shares to be issued upon the exercise of options by the Selling Stockholders at the time of the Offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                   THREE MONTHS
                                               FISCAL YEAR ENDED MARCH 31,                             ENDED
                            -----------------------------------------------------------------   -------------------
                                                                                     1997       JUNE 30,   JUNE 29,
                            1993(1)   1994(1)     1995       1996       1997     PRO FORMA(2)     1996       1997
                            -------   -------   --------   --------   --------   ------------   --------   --------
STATEMENT OF OPERATIONS
  DATA:
Net sales.................  $63,999   $81,873   $101,122   $158,024   $178,684     $202,026     $ 44,640   $ 49,923
Operating income..........    4,160     9,013     12,103     18,786     20,895       25,038        5,140      5,777
Income from continuing
  operations..............    3,323     5,800      7,385      8,508      9,722       10,071        2,097      2,367
Net income................    5,133     6,884      2,533      7,374      8,788        9,137        1,828      2,265
Earnings per common share:
  Income from continuing
    operations............  $  0.65   $  1.13   $   1.45   $   1.67   $   1.92     $   1.99     $   0.41   $   0.46
  Earnings per common
    share.................  $  1.01   $  1.34   $   0.50   $   1.45   $   1.74     $   1.80     $   0.36   $   0.44
Weighted average number of
  common shares and common
  share equivalents
  outstanding.............    5,095     5,143      5,109      5,093      5,064        5,064        5,104      5,186
Dividends per common
  share...................  $  1.56   $  0.24   $   0.26   $   0.26   $   0.26     $   0.26     $   0.07   $   0.07
Supplemental earnings per
  common share(3):
  Income from continuing
    operations............                                            $   1.84     $   1.90     $   0.40   $   0.44
  Earnings per common
    share.................                                            $   1.68     $   1.74     $   0.35   $   0.42
Supplemental shares used
  in computing
  supplemental earnings
  per common share........                                               5,741        5,741        5,781      5,863



                                                               MARCH 31,                 JUNE 29, 1997
                                                        -----------------------   ---------------------------
                                                                       1997
                                                          1997     PRO FORMA(2)    ACTUAL     AS ADJUSTED(4)
                                                        --------   ------------   --------   ----------------
BALANCE SHEET DATA:
Working capital.......................................  $ 59,107     $ 58,609     $ 59,464       $ 60,592
Total assets..........................................   199,136      241,064      234,677        235,805
Total debt............................................    67,516       98,272      105,382         79,797
Stockholders' equity..................................    77,444       77,444       79,140        105,853



                                                                                                   THREE MONTHS
                                               FISCAL YEAR ENDED MARCH 31,                             ENDED
                            -----------------------------------------------------------------   -------------------
                                                                                     1997       JUNE 30,   JUNE 29,
                            1993(1)   1994(1)     1995       1996       1997     PRO FORMA(2)     1996       1997
                            -------   -------   --------   --------   --------   ------------   --------   --------
OTHER DATA:
EBITDA(5).................  $ 7,529   $13,518   $ 17,452   $ 24,813   $ 28,301     $ 32,892     $  7,060   $  7,929
Depreciation and
  amortization............    3,369     4,505      5,349      6,027      7,406        7,854        1,920      2,152
Capital expenditures......    5,514     4,973      5,033      6,471      5,477        5,974        1,307      1,748


---------------

(1) Certain amounts have been reclassified to conform to 1997 presentation.
(2) Pro forma data gives effect to the April 17, 1997, acquisition of TCR as if it had occurred on April 1, 1996.

(3) Supplemental earnings per share data reflect the historical and pro forma results for the year ended March 31, 1997, and the three months ended June 29, 1997 and June 30, 1996, adjusted to reflect (i) the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $27.75 per share and (ii) the application of approximately $17.3 million of the anticipated net proceeds to the reduction of certain bank term indebtedness of the Company as if such debt reduction occurred on April 1, 1996. See "Use of Proceeds."


(4) As adjusted to reflect (i) the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $27.75 per share, (ii) the proceeds from the 90,000 shares to be issued upon the exercise of options by the Selling Stockholders at the time of the Offering and (iii) the application of approximately $25.6 million of the anticipated net proceeds from the sale of shares by the Company to the reduction of certain bank indebtedness of the Company. See "Use of Proceeds."

(5) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and is not a substitute for net income or cash flow as determined in accordance with generally accepted accounting principles.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Certain statements contained in this Prospectus or incorporated herein by reference, such as those concerning the Company's business strategy and other statements regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed below and those set forth herein under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as matters contained elsewhere in this Prospectus and in the documents incorporated by reference herein. The Company undertakes no obligation to release publicly the results of any revisions to such forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, PRIOR TO MAKING ANY INVESTMENT IN THE COMMON STOCK.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     One of the Company's strategies is to expand its operations through acquisitions which may be integrated into or complement existing businesses. In considering candidates for acquisition, after first considering the strategic fit of the target's products or manufacturing processes with those of the Company's existing operations, the Company expects such a target to add to earnings and cash flow, possess a strong management team, present opportunities for profitability improvement through productivity enhancements, expand channels of distribution and offer cross-marketing opportunities. There can be no assurance that the Company will find attractive acquisition candidates. If the Company is unable to make acquisitions, the Company's ability to grow its business could be adversely affected. See "Business -- Acquisition History."

     In addition, acquisitions involve a number of risks that could adversely affect the Company's business, financial condition, results of operations and cash flow including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies and the potential loss of key employees. The inability of the Company to successfully integrate acquired businesses into its existing business could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

MANAGEMENT OF GROWTH

     The Company has experienced rapid growth of its business. Management's ability to support and manage this growth is dependent upon, among other things, the ability to hire, train, motivate and retain personnel, and the quality and flexibility of its internal controls and automated production and reporting systems. The inability to manage its growth effectively could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

INDUSTRY CYCLICALITY

     The markets in which the Company's products and its customers compete are cyclical and dependent on general economic conditions, prevailing interest rates, consumer confidence and patterns of consumer spending. Economic factors adversely affecting the markets in which the Company's products and its customers compete could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

PRODUCT LIFE CYCLES

     Many products sold by the Company, including its automotive, heavy truck and off-highway products, are application specific and, therefore, have life cycles generally ranging from three to 15 years. Product development cycles of 12 to 18 months requiring substantial design and qualification requirements are customary in the sourcing decisions of original equipment manufacturers ("OEMs"). The inability of the Company to develop new products to replace products whose life cycles come to an end could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

INDUSTRY CONSOLIDATION

     The automotive, heavy truck and off-highway component supply industries have undergone, and are likely to continue to experience, consolidation, as OEMs seek to reduce costs and reduce their respective supplier and distribution bases. This trend has gained considerable momentum within the automotive industry and many of the Company's commercial and defense customers have also begun to adopt this strategy. As a result, OEMs utilize a smaller number of full-service suppliers than in prior years, each of which supply more content for the platforms or products with which they are associated. The inability of the Company to meet the increasing demands of its customers could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

MAINTAINING QUALIFIED SUPPLIER STATUS

     The Company has been designated a qualified supplier by certain of its OEM customers with respect to certain of the products that the Company provides them. From time to time, other suppliers in the markets in which the Company competes have lost their qualified supplier status. Loss of qualified supplier status is generally based upon, among other things, problems with delivery, product quality, manufacturing processes or documentation. One of the manufacturing facilities at which a division of the Company produces specialty fasteners was placed on probation on August 5, 1997 for a maximum of 180 days by one of its customers due to delivery issues and no new business will be sourced to the division until such facility regains full qualified supplier status with its customer. The Company has met with the customer and has implemented procedures which it believes will enable it to regain full qualified supplier status. Net sales of products to this customer represented less than 5% of the Company's net sales for fiscal 1997. Although the Company has no reason to believe that it will be placed on probation or lose its qualified supplier status with respect to any other product or customer, there can be no assurance that such an event will not occur. The termination by one or more customers of the Company's qualified supplier status with respect to one or more of the Company's products, which, in the aggregate, accounted for a material portion of the Company's net sales could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     International sales represented approximately 32% of the Company's net sales in fiscal 1997 and international assets accounted for approximately 36% of the Company's assets as of March 31, 1997. International sales are subject to numerous risks, including political and economic conditions, restrictive trade policies of foreign governments and compliance with and changes in foreign and U.S. laws regarding trade and investment.

     In addition, a significant portion of the Company's revenues and expenses are denominated in currencies other than U.S. dollars. Changes in currency exchange rates and the imposition of restrictions on repatriation of foreign earnings could, therefore, have a material adverse effect on the Company's business, financial condition, results of operations and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Foreign Operations."

POSSIBLE ENVIRONMENTAL LIABILITIES

     The Company has commenced environmental site assessments and clean-up feasibility studies to determine the presence, extent and sources of any environmental contamination at a site in Pennsylvania that continues to be owned by the Company although the related business has been sold. Although no governmental action requiring remediation has been taken at this time, the Company is working in cooperation with the relevant state authority and any remedial work required to be performed would be subject to the approval of such authority. A design report for implementation of a portion of a remedy at the Pennsylvania site has been prepared and submitted to the Commonwealth of Pennsylvania. At June 29, 1997, the balance of the Company's clean-up reserve was $2.0 million, which amount is payable over the next several years. In addition, the Company is pursuing recovery of a portion of clean-up costs in litigation with several of its insurance carriers. The Company expects that remediation work at the Pennsylvania site will not be completed before fiscal 2000.

     The Company also continues to participate in environmental assessments and remediation work at 13 other locations, which include operating facilities, facilities for sale and previously-owned facilities. The Company estimates that its potential cost for corrective action at these sites will not exceed $1.0 million, which amount is payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities.

     In addition, the Company has been named as a potentially responsible party in six environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses that have been sold or discontinued. It is not possible to reliably estimate the costs associated with any remedial work to be performed until studies at these sites have been completed, the scope of work defined and a method of remediation approved by the relevant state authorities, and the costs allocated among the potentially responsible parties. See "Business -- Environmental Matters."

REDUCED GOVERNMENT PURCHASES; GOVERNMENT REGULATION

     The Company, through Breeze-Eastern, is a direct supplier and subcontractor to several manufacturers of products used by the defense industry. Direct sales to the U.S. government constituted approximately 9% of the Company's fiscal 1997 net sales. Direct purchase orders from the government typically are for spare parts or repair needs. In such cases, funding is generally available at the time the purchase order is placed, and the products are delivered on an "as soon as possible" time frame. Many of the Company's other customers are also government contractors and subcontractors who may use the Company's products for military applications. As a result, future reductions in defense budgets or military helicopter procurement could adversely affect the Company.

     In addition, as a supplier and subcontractor to the U.S. government, the Company is directly and indirectly subject to various federal rules, regulations and orders applicable to government contracts. Although the Company believes that it is in material compliance with all such laws, any future violation could result in civil liability, cancellation or suspension of existing contracts or ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. A violation by the Company of any laws applicable to government contracts could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

COMPETITION

     The markets in which the Company's businesses compete are highly competitive. Some of the Company's competitors are companies, or divisions or subsidiaries of companies, that are larger and have substantially greater financial, technical and other resources than the Company. Competitive factors generally include design capabilities, product performance, delivery and price. There can be no assurance that the Company's products will be able to successfully compete with the products of such other companies. See
"Business -- Products."

SHARES ELIGIBLE FOR FUTURE SALE

     The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the prevailing market price of the Common Stock. The

Company will have 6,189,759 shares of Common Stock outstanding upon the completion of the Offering, of which 483,549 shares, or 7.6%, will be beneficially owned by executive officers and directors of the Company, including the Selling Stockholders. See "Principal and Selling Stockholders." The Company, each of its executive officers and directors and each Selling Stockholder have agreed for a period of 90 days after the date of this Prospectus not to register for sale, sell, offer, contract to sell, grant an option for sale or otherwise dispose of or transfer any capital stock of the Company or any securities convertible into or exchangeable or exercisable for capital stock of the Company, without the prior written consent of ABN AMRO Chicago Corporation, except (i) in the case of the Company, issuances pursuant to the exercise of employee stock options granted under the Company's existing incentive plans and,
(ii) in the case of the executive officers and directors and each Selling Stockholder, permitted transfers, gifts and pledges of shares where the donees or pledgees, as the case may be, agree in writing to be bound by the terms of such agreement. Upon the expiration of this period, however, the shares of Common Stock held by the Company's executive officers and directors, including the Selling Stockholders, may be eligible for sale in the public market, subject to compliance with the volume, holding period and other applicable limitations of Rule 144 promulgated under the Securities Act ("Rule 144").


     In addition, Dr. Arch C. Scurlock, former Chairman of the Company (who is 77 years old), beneficially owns 1,146,740 shares of Common Stock, and will have the power to vote 18.5% of the shares of the outstanding Common Stock upon completion of the Offering. Dr. Scurlock may have the ability to sell all of such shares of Common Stock in the public market without registration under the Securities Act and without regard to any of the limitations of Rule 144. The shares of Common Stock that Dr. Scurlock beneficially owns are not subject to any agreements with the Underwriters or the Company restricting their sale.

PRODUCT LIABILITY EXPOSURE


     The Company faces an inherent risk of exposure to product liability claims in the event that the failure of its products results in personal injury or death, and there can be no assurance that the Company will not experience any material product liability losses in the future. In addition, if any of the Company's products proves to be defective, the Company may be required to participate in a recall involving such products. Although the Company maintains various types of insurance coverage with respect to various products and applications, there can be no assurance that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to the Company. A successful claim in excess of available insurance coverage, or a requirement to participate in any product recall, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.


LABOR RELATIONS

     Approximately 35% of the Company's employees in North America are covered by collective bargaining or similar agreements that expire at various times over the next several years. In addition, approximately 40% of the Company's employees overseas are members of trade unions or the local equivalent. A significant portion of the hourly employees of North American OEMs and the employees of other customers of the Company who sell to OEMs, are represented by the United Automotive, Aerospace and Agricultural Implement Workers of America under collective bargaining agreements. A prolonged work stoppage or strike at any of the Company's U.S. or foreign manufacturing facilities or any of the Company's significant customers could have a material adverse effect on the Company's business, financial condition, results of operations and cash flow. See "Business -- Employees."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Common Stock offered hereby (excluding the $1.1 million proceeds from the sale of 90,000 shares to be issued upon the exercise of options by the Selling Stockholders at the time of the Offering) are estimated to be $25.6 million ($29.9 million if the Underwriters' over-allotment option is exercised in full), assuming a sale price of $25.59 per share after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any of the net proceeds from the sale of the Common Stock offered hereby by the Selling Stockholders. The Company will use the net proceeds to repay certain outstanding indebtedness under its senior secured bank credit facility (the "Credit Facility"). As of September 28, 1997, the Company had (i) $8.3 million of indebtedness outstanding under the revolving credit line of the Credit Facility maturing on March 31, 2002 (the "Revolver"), (ii) $8.4 million of indebtedness under the international credit lines of the Credit Facility maturing on March 31, 2002 (the "International Lines of Credit"), (iii) $55.4 million of indebtedness outstanding under the term loan of the Credit Facility maturing on March 31, 2002 ("Term Loan A") and (iv) $24.0 million of indebtedness outstanding under the term loan of the Credit Facility maturing on June 30, 2002 ("Term Loan B"). The allocation of the net proceeds for repayment of outstanding indebtedness under the Credit Facility is subject to approval of the lenders as to priority; however, the Company currently intends to use the net proceeds to repay $8.3 million, $8.6 million and $8.7 million of indebtedness outstanding under the Revolver, Term Loan A and Term Loan B, respectively. Under the terms of the Credit Facility, the holders of Term Loan B can refuse prepayment. If such prepayment is refused, the allocation of the $8.7 million that the Company currently intends to use to repay indebtedness outstanding under Term Loan B will be applied to repayment of indebtedness outstanding under the Credit Facility pursuant to the terms thereof. As of September 28, 1997, the interest rate on indebtedness under the Revolver, the International Lines of Credit, Term Loan A and Term Loan B was 7.7%, 8.1%, 7.7% and 8.9%, respectively. Borrowings under the Credit Facility during fiscal 1998 have been used to fund the acquisition of TCR and for general working capital purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the New York Stock Exchange under the symbol "TT." The table below sets forth the quarterly high and low sale prices of the Common Stock on the New York Stock Exchange Composite Tape:


                                                                        HIGH         LOW
                                                                        ----         ---
    FISCAL YEAR ENDED MARCH 31, 1996:
      First Quarter...................................................  $13  1/2     $10 3/4
      Second Quarter..................................................   14  7/8      12
      Third Quarter...................................................   15  1/8      11 7/8
      Fourth Quarter..................................................   15           12 1/2
    FISCAL YEAR ENDED MARCH 31, 1997:
      First Quarter...................................................  $19  3/4     $14 7/8
      Second Quarter..................................................   18  5/8      17 3/8
      Third Quarter...................................................   19  7/8      18
      Fourth Quarter..................................................   22  7/8      19 5/8
    FISCAL YEAR ENDING MARCH 31, 1998:
      First Quarter...................................................  $21  3/8     $19 5/8
      Second Quarter..................................................   26  1/2      22 3/4
      Third Quarter (through October 15, 1997)........................   27  7/8      26 3/8



     On October 15, 1997, the closing sale price of the Common Stock on the New York Stock Exchange was $27.75 per share. At the close of business on September 28, 1997, there were approximately 2,134 holders of record of Common Stock. During each of the fiscal quarters referenced in the above table, through and including the second quarter of fiscal 1998, the Company has paid a cash dividend of $0.065 per share.


     The Credit Facility permits quarterly dividend payments which cannot exceed 25% of the Company's cumulative net income in each fiscal year. The Company has paid quarterly cash dividends on the Common Stock since December 1992. Any future determination as to the payment of dividends, subject to Credit Facility restrictions, will be made at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deem relevant. It is the intention of the Board of Directors that the Company will pay quarterly cash dividends on the Common Stock. However, there can be no assurance that any such dividends will be paid by the Company or that such dividends will not be reduced or eliminated in the future.

                                 CAPITALIZATION


     The following table sets forth the consolidated short-term debt and capitalization of the Company at June 29, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds." The capitalization table should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto and other financial information included in this Prospectus and incorporated by reference herein.



                                                                            JUNE 29, 1997
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                     --------     --------------
                                                                           (IN THOUSANDS)
Short-term debt, including current maturities of long-term debt....  $ 10,004        $ 10,004
                                                                     ========        ========
Long-term debt, less current maturities............................  $ 95,378        $ 69,793
                                                                     --------        --------
Stockholders' equity:
  Preferred stock -- authorized, 300,000 shares; none issued.......        --              --
  Common stock -- authorized, 14,700,000 shares of $.01 par value;
     5,319,759 shares issued and outstanding; and 6,409,759 shares
     issued and outstanding, as adjusted...........................        54              65
Additional paid-in capital.........................................    46,800          73,502
Retained earnings..................................................    38,876          38,876
Other stockholders' equity(2)......................................    (2,602)         (2,602)
                                                                     --------        --------
                                                                       83,128         109,841
Less treasury stock, at cost (291,719 shares)......................    (3,988)         (3,988)
                                                                     --------        --------
          Total stockholders' equity...............................    79,140         105,853
                                                                     --------        --------
Total capitalization...............................................  $174,518        $175,646
                                                                     ========        ========


---------------


(1) As adjusted to reflect (i) the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $27.75 per share, (ii) the proceeds from the 90,000 shares to be issued upon the exercise of options by the Selling Stockholders at the time of the Offering and (iii) the application of approximately $25.6 million of the anticipated net proceeds from the sale of shares by the Company to reduce certain bank indebtedness of the Company. See "Use of Proceeds."


(2) Primarily consists of cumulative foreign currency translation adjustment and unrealized investment holding losses.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997, are derived from the Company's Consolidated Financial Statements, which have been audited by Deloitte & Touche LLP, independent certified public accountants. The selected consolidated financial data set forth below at June 30, 1996 and June 29, 1997 and for the three month periods then ended are derived from the unaudited Condensed Consolidated Financial Statements of the Company. The unaudited Condensed Consolidated Financial Statements have been prepared on a consistent basis with the audited Consolidated Financial Statements and in the opinion of management include all adjustments necessary for a fair presentation of the financial position and results of operations of the Company for the periods covered thereby. The pro forma financial data set forth below for fiscal 1997 is derived from the audited Consolidated Financial Statements of the Company and adjusted to reflect the April 17, 1997 acquisition of TCR as if it had been consummated on April 1, 1996. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.


                                                    FISCAL YEAR ENDED MARCH 31,                         THREE MONTHS ENDED
                                 -----------------------------------------------------------------   -------------------------
                                                                                          1997       JUNE 30,      JUNE 29,
                                 1993(1)   1994(1)     1995       1996       1997     PRO FORMA(2)     1996          1997
                                 -------   -------   --------   --------   --------   ------------   --------   --------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:

Net sales:
  Specialty fastener products... $28,998   $52,319   $ 71,103   $127,487   $144,197    $  167,539    $ 35,499      $ 41,155
  Rescue hoist and cargo hook
    products....................  35,001    29,554     30,019     30,537     34,487        34,487       9,141         8,768
                                 -------   --------  --------   --------   --------      --------    --------       -------
Total net sales.................  63,999    81,873    101,122    158,024    178,684       202,026      44,640        49,923
Cost of sales...................  44,676    57,887     71,968    107,426    122,480       138,362      30,939        34,575
                                 -------   --------  --------   --------   --------      --------    --------       -------
Gross profit....................  19,323    23,986     29,154     50,598     56,204        63,664      13,701        15,348
General, administrative and
  selling expenses..............  15,163    14,973     17,051     31,812     35,309        38,626       8,561         9,571
                                 -------   --------  --------   --------   --------      --------    --------       -------
Operating income................   4,160     9,013     12,103     18,786     20,895        25,038       5,140         5,777
Interest (income) expense,
  net...........................    (435)      448      2,071      5,306      5,595         8,696       1,541         1,733
Royalty and other (income)
  expense.......................     310      (295)      (810)      (820)    (1,320)       (1,340)        (17)           (3)
                                 -------   --------  --------   --------   --------      --------    --------       -------
Income from continuing
  operations before income
  taxes.........................   4,285     8,860     10,842     14,300     16,620        17,682       3,616         4,047
Income taxes....................     962     3,060      3,457      5,792      6,898         7,611       1,519         1,680
                                 -------   --------  --------   --------   --------      --------    --------       -------
Income from continuing
  operations....................   3,323     5,800      7,385      8,508      9,722        10,071       2,097         2,367
Gain/(loss) from discontinued
  operations....................   1,810     1,084     (4,852)    (1,134)      (934)         (934)       (269)         (102)
                                 -------   --------  --------   --------   --------      --------    --------       -------
Net income...................... $ 5,133   $ 6,884   $  2,533   $  7,374   $  8,788    $    9,137    $  1,828      $  2,265
                                 =======   ========  ========   ========   ========      ========    ========       =======
Earnings per common share:
  Income from continuing
    operations.................. $  0.65   $  1.13   $   1.45   $   1.67   $   1.92    $     1.99    $   0.41      $   0.46
  Income (loss) from
    discontinued operations.....    0.36      0.21      (0.95)     (0.22)     (0.18)        (0.18)      (0.05)        (0.02)
                                 -------   --------  --------   --------   --------      --------    --------       -------
  Earnings per common share..... $  1.01   $  1.34   $   0.50   $   1.45   $   1.74    $     1.80    $   0.36      $   0.44
                                 =======   ========  ========   ========   ========      ========    ========       =======
Weighted average number of
  common shares and common share
  equivalents outstanding.......   5,095     5,143      5,109      5,093      5,064         5,064       5,104         5,186
Dividends per common share...... $  1.56   $  0.24   $   0.26   $   0.26   $   0.26    $     0.26    $   0.07      $   0.07
Supplemental earnings per common
  share(3):
  Income from continuing
    operations..................                                           $   1.84    $     1.90    $   0.40      $   0.44
  Earnings per common share.....                                           $   1.68    $     1.74    $   0.35      $   0.42
Supplemental shares used in
  computing supplemental
  earnings per common share.....                                              5,741         5,741       5,781         5,863

                                                             MARCH 31,
                                 -----------------------------------------------------------------         JUNE 29, 1997
                                                                                          1997       -------------------------
                                 1993(1)   1994(1)     1995       1996       1997     PRO FORMA(2)    ACTUAL    AS ADJUSTED(4)
                                 -------   -------   --------   --------   --------   ------------   --------   --------------
BALANCE SHEET DATA:
Working capital................. $43,488   $53,846   $ 53,062   $ 57,348   $ 59,107    $   58,609    $ 59,464      $ 60,592
Total assets....................  97,763   125,857    129,396    199,367    199,136       241,064     234,677       235,805
Total debt......................  12,387    33,168     37,021     72,565     67,516        98,272     105,382        79,797
Stockholders' equity............  61,214    65,953     64,502     72,470     77,444        77,444      79,140       105,853



                                                    FISCAL YEAR ENDED MARCH 31,                         THREE MONTHS ENDED
                                 -----------------------------------------------------------------   -------------------------
                                                                                          1997       JUNE 30,      JUNE 29,
                                  1993      1994       1995       1996       1997     PRO FORMA(2)     1996          1997
                                 -------   -------   --------   --------   --------   ------------   --------   --------------
OTHER DATA:
EBITDA (5)...................... $ 7,529   $13,518   $ 17,452   $ 24,813   $ 28,301    $   32,892    $  7,060      $  7,929
Depreciation and amortization...   3,369     4,505      5,349      6,027      7,406         7,854       1,920         2,152
Capital expenditures............   5,514     4,973      5,033      6,471      5,477         5,974       1,307         1,748


---------------

(1) Certain amounts have been reclassified to conform to 1997 presentation.

(2) Pro forma data gives effect to the April 17, 1997 acquisition of TCR as if it had occurred on April 1, 1996.


(3) Supplemental earnings per share data reflect the historical and pro forma values for fiscal 1997 and the three months ended June 29, 1997 and June 30, 1996 adjusted to reflect (i) the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $27.75 per share and (ii) the application of approximately $17.3 million of the anticipated net proceeds to the reduction of certain bank term indebtedness of the Company as if such debt reductions occurred on April 1, 1996. See "Use of Proceeds."



(4) As adjusted to reflect (i) the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed offering price of $27.75 per share, (ii) the proceeds from options exercisable into 90,000 shares by the Selling Stockholders and (iii) the application of approximately $25.6 million of the anticipated net proceeds to the reduction of certain bank indebtedness of the Company. See "Use of Proceeds."


(5) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and is not a substitute for net income or cash flow as determined in accordance with generally accepted accounting principles.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements, including the related notes thereto, appearing elsewhere in this Prospectus. All statements other than statements of historical facts included in the following discussion regarding the Company's financial position, business strategy, and plans of management for future operations are forward-looking statements within the meaning of Section 27A of the Securities Act. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.


GENERAL

     The Company is a leading worldwide designer and manufacturer of engineered specialty fastener products for niche applications serving a wide range of industrial markets, including automotive and truck, off-highway heavy machinery, machine tools and consumer durables. The Company targets fastener applications that require substantial design and engineering resources. Specialty fastener products include retaining rings, gear-driven band fasteners, assembly fasteners and custom cold-formed parts. In addition, through Breeze-Eastern, the Company operates the world's largest manufacturer of performance-critical rescue hoists and cargo hooks used primarily for helicopter rescue and transport applications.

     Since 1992, the Company has followed a strategy to be the market leader in providing engineered specialty fastener products for niche applications in markets such as automotive, heavy truck and industrial machinery. During this period of time, the Company has completed five acquisitions of specialty fastener businesses while simultaneously divesting unrelated businesses. The Company has accounted for each of its acquisitions under the purchase method of accounting and, accordingly, the operating results of each acquired entity have been included in the Company's results of operations since the date of each acquisition. Due to the magnitude of these acquisitions, results of operations for prior periods are not necessarily comparable with, or indicative of, results of operations for current or future periods.

ACQUISITIONS

     In August 1993, the Company acquired the assets and business of the Palnut division of TRW, Inc. for $20.5 million in cash. Palnut is a manufacturer of stamped fasteners and for the twelve months ended June 30, 1993, had sales of approximately $26.1 million.

     In August 1994, the Company acquired all of the capital stock of Industrial Retaining Ring Company and its affiliated companies ("IRR") for $15.3 million in cash. IRR is a manufacturer of retaining rings and circlips used primarily in the heavy equipment and industrial machinery industries and for the twelve months ended June 30, 1994, had sales of approximately $8.3 million.

     In June 1995, the Company acquired the Seeger Group of companies ("Seeger") from a unit of AB SKF of Goteborg, Sweden for $46.8 million, including the assumption of trade debt and accrued expenses. Seeger is a manufacturer of circlips, snap rings and retaining rings primarily used in the production of automobiles, trucks, industrial equipment and appliances. For the twelve months ended December 31, 1994, Seeger had sales of approximately $59.1 million.

     In June 1996, the Company acquired the Pebra hose clamp business ("Pebra") from Pebra GmbH Paul Braun i.K for $3.0 million in cash. Pebra is a manufacturer of hose clamps primarily for use in the production of heavy trucks in Europe. For the twelve months ended December 31, 1995, Pebra had sales of approximately $6.9 million.

     On April 17, 1997, the Company acquired all of the outstanding stock of TCR for $32.6 million in cash, plus other contingent consideration. TCR designs and manufactures externally threaded, cold-formed fasteners and related products for the automotive, heavy vehicle, marine and industrial markets. For the twelve months ended December 31, 1996, TCR had sales of approximately $23.3 million.

     The Company continues to seek out acquisitions in industries complementary to those where the Company already operates. In considering candidates for acquisition, after first considering the strategic fit of the target's products or manufacturing processes with those of the Company's existing operations, the Company expects such a target to add to earnings and cash flow, possess a strong management team, present opportunities for profitability improvement through productivity enhancements, expand channels of distribution and offer cross-marketing opportunities.

DISCONTINUED OPERATIONS

     In fiscal 1996, the Company sold the U.S. and European units of its computer graphics service operations in two separate transactions to separate buyers. These businesses operated under the name TransTechnology Systems & Services and were classified as discontinued operations in fiscal 1995. The sale of the U.S. portion for approximately $700,000 in cash and $565,000 in notes receivable was approximately equal to book value. The sale of the European unit for $100,000 in cash and $155,000 in notes receivable resulted in an after-tax gain on disposal of approximately $144,000. Additional after-tax disposal costs of $174,000 were recorded in fiscal 1997 in connection with these sales.

     Also during fiscal 1996, the Company sold its electronics division for approximately $4.4 million in cash and $9.6 million in notes receivable. The sale of this operation resulted in an after-tax gain on disposal of approximately $185,000.

     During fiscal 1995, the Company sold substantially all of the assets of its chaff products operation for approximately $6.7 million in cash. The sale of this operation resulted in an after-tax loss on disposal of approximately $387,000. Additional after-tax disposal costs of approximately $202,000 were recorded in fiscal 1996 in connection with this sale. The Company retained the chaff avionics product line and negotiated its sale separately in fiscal 1996 for approximately $300,000 in cash and $700,000 in notes receivable, resulting in an after-tax gain on disposal of approximately $427,000. During the fourth quarter of fiscal 1996, the Company recorded an after-tax charge of $409,000 to record the anticipated loss on the sale of the facility formerly used by this operation and which was subsequently sold in the first quarter of fiscal 1997. Additional after-tax disposal costs of $99,000 were recorded in fiscal 1997 related to the final sale of this facility.

     Additional after-tax costs of $100,000, $641,000, $743,000 and $1.9 million were recorded in the first quarter of fiscal 1998 and the fiscal years 1997, 1996 and 1995, respectively. These charges were in connection with previously sold businesses and discontinued operations. These additional costs primarily represent environmental and legal matters.

FOREIGN OPERATIONS

     Net sales produced by the Company's non-U.S. businesses for the three months ended June 29, 1997 and the fiscal years 1997 and 1996 were $14.6 million, $58.0 million and $45.2 million, respectively. These net sales represented 29.3%, 32.5% and 28.6% of total net sales, respectively. The Company's foreign operations are located in Europe and Brazil. Prior to fiscal 1996, the Company had no significant foreign operations. Additionally, the U.S. operations had net export sales for the three months ended June 29, 1997 and the fiscal years 1997, 1996 and 1995 of $5.8 million, $19.8 million, $16.9 million and $15.4 million, respectively. The Company enters into contracts to hedge foreign currency denominated debt instruments and certain foreign currency purchase commitments. These contracts are used to minimize exposure and to reduce risk from exchange rate fluctuations in the regular course of the Company's worldwide business. The Company does not, however, hedge the translation of foreign currency based financial statements to the U.S. dollar equivalents.

RESULTS OF OPERATIONS

     The following table is derived from the Company's Statement of Consolidated Operations for the periods indicated and represents the results of operations as a percentage of total net sales and percentage increase or decrease from the prior period:


                                                                                                    INCREASE (DECREASE)
                                                                                                     FROM PRIOR PERIOD
                                                 PERCENTAGE OF TOTAL NET SALES                --------------------------------
                                      ---------------------------------------------------
                                                                                               FISCAL YEARS
                                       FISCAL YEAR ENDED MARCH       THREE MONTHS ENDED            ENDED          THREE MONTHS
                                                 31,                ---------------------        MARCH 31,           ENDED
                                      -------------------------     JUNE 30,     JUNE 29,     ---------------       JUNE 29,
                                      1995      1996      1997        1996         1997       1996      1997          1997
                                      -----     -----     -----     --------     --------     -----     -----     ------------
Net sales:
  Specialty fastener products.......   70.3%     80.7%     80.7%       79.5%        82.4%      79.3%     13.1%         15.9%
  Rescue hoist and cargo hook
    products........................   29.7      19.3      19.3        20.5         17.6        1.7      12.9          (4.1)
                                      -----     -----     -----       -----        -----      -----     -----         -----
Total net sales.....................  100.0     100.0     100.0       100.0        100.0       56.3      13.1          11.8
Cost of sales.......................   71.2      68.0      68.5        69.3         69.3       49.3      14.0          11.8
                                      -----     -----     -----       -----        -----      -----     -----         -----
Gross profit........................   28.8      32.0      31.5        30.7         30.7       73.6      11.1          12.0
General, administrative and selling
  expenses..........................   16.9      20.1      19.8        19.2         19.2       86.6      11.0          11.8
                                      -----     -----     -----       -----        -----      -----     -----         -----
Operating income....................   12.0      11.9      11.7        11.5         11.6       55.2      11.2          12.4
Interest expense....................    2.8       4.0       3.8         4.1          4.0      123.1       7.6           9.2
Interest income.....................   (0.8)     (0.6)     (0.7)       (0.6)        (0.5)      32.9      19.0          (9.7)
Royalty and other income............   (0.8)     (0.5)     (0.7)       (0.0)        (0.0)       1.2      61.0         (82.4)
                                      -----     -----     -----       -----        -----      -----     -----         -----
Income from continuing operations
  before income taxes...............   10.7       9.0       9.3         8.1          8.1       31.9      16.2          11.9
Income taxes........................    3.4       3.7       3.9         3.4          3.4       67.5      19.1          10.6
                                      -----     -----     -----       -----        -----      -----     -----         -----
Income from continuing operations...    7.3       5.4       5.4         4.7          4.7       15.2      14.3          12.9
Loss from discontinued operations...    4.8       0.7       0.5         0.6          0.2      (76.6)    (17.6)        (62.1)
                                      -----     -----     -----       -----        -----      -----     -----         -----
Net income..........................    2.5%      4.7%      4.9%        4.1%         4.5%     191.1%     19.2%         23.9%
                                      =====     =====     =====       =====        =====      =====     =====         =====



RECENT DEVELOPMENTS



     The Company reported preliminary unaudited results of operations for the three months and six months ended September 28, 1997. Net sales for the three months ended September 28, 1997 increased by $6.4 million, or 14.8%, to $50.0 million from $43.6 million for the three months ended September 29, 1996. Specialty fastener products net sales for the three months ended September 28, 1997 increased $5.9 million, or 16.7%, to $41.5 million from $35.6 million for the three months ended September 29, 1996. Rescue hoists and cargo hook products net sales for the three months ended September 28, 1997 increased $497,000, or 6.2%, to $8.5 million from $8.0 million for the three months ended September 29, 1996.



     Operating income for the three months ended September 28, 1997 increased $1.3 million, or 28.8%, to $5.7 million from $4.4 million for the three months ended September 29, 1996. Specialty fastener products operating income for the three months ended September 28, 1997 increased $1.3 million, or 24.9%, to $6.3 million from $5.1 million for the three months ended September 29, 1996. Rescue hoists and cargo hook products operating income for the three months ended September 28, 1997 increased $384,000, or 27.8%, to $1.8 million from $1.4 million for the three months ended September 29, 1996. Other corporate expenses for the three months ended September 28, 1997 increased $382,000, or 18.5%, to $2.4 million from $2.1 million for the three months ended September 29, 1996.



     Income from continuing operations for the three months ended September 28, 1997 increased $660,000, or 38.2%, to $2.4 million from $1.7 million for the three months ended September 29, 1996. Net income for the three months ended September 28, 1997 increased $741,000, or 48.7%, to $2.3 million from $1.5 million for the three months ended September 29, 1996.

     Earnings per share from continuing operations for the three months ended September 28, 1997 increased $0.11, or 32.4%, to $0.45 from $0.34 for the three months ended September 29, 1996. Earnings per share for the three months ended September 28, 1997 increased $0.13, or 43.3%, to $0.43 from $0.30 for the three months ended September 29, 1996.



     Net sales for the six months ended September 28, 1997 increased by $11.7 million, or 13.3%, to $99.9 million from $88.2 million for the six months ended September 29, 1996. Specialty fastener products net sales for the six months ended September 28, 1997 increased $11.6 million, or 16.3%, to $82.7 million from $71.1 million for the six months ended September 29, 1996. Rescue hoists and cargo hook products net sales for the six months ended September 28, 1997 increased $124,000, or 0.7%, to $17.2 million from $17.1 million for the six months ended September 29, 1996.



     Operating income for the six months ended September 28, 1997 increased $1.9 million, or 20.0%, to $11.4 million from $9.5 million for the six months ended September 29, 1996. Specialty fastener products operating income for the six months ended September 28, 1997 increased $1.7 million, or 15.3%, to $12.4 million from $10.8 million for the six months ended September 29, 1996. Rescue hoists and cargo hook products operating income for the six months ended September 28, 1997 increased $440,000, or 13.3%, to $3.7 million from $3.3 million for the six months ended September 29, 1996. Other corporate expenses for the six months ended September 28, 1997 increased $191,000, or 4.2%, to $4.7 million from $4.5 million for the six months ended September 29, 1996.



     Income from continuing operations for the six months ended September 28, 1997 increased $930,000, or 24.3%, to $4.8 million from $3.8 million for the six months ended September 29, 1996. Net income for the six months ended September 28, 1997 increased $1.2 million, or 35.2%, to $4.5 million from $3.3 million for the six months ended September 29, 1996.



     Earnings per share from continuing operations for the six months ended September 28, 1997 increased $0.16, or 21.3%, to $0.91 from $0.75 for the six months ended September 29, 1996. Earnings per share for the six months ended September 28, 1997 increased $0.21, or 31.8%, to $0.87 from $0.66 for the six months ended September 29, 1996.



     At September 28, 1997 the Company had total assets of $231.0 million compared to $199.1 million at March 31, 1997. At September 28, 1997 the Company had working capital of $55.5 million compared to $59.1 million at March 31, 1997. At September 28, 1997 the Company had total debt of $96.9 million compared to $73.4 million from March 31, 1997. At September 28, 1997 the Company had stockholders' equity of $81.8 million compared to $77.4 million at March 31, 1997.


THREE MONTHS ENDED JUNE 29, 1997 COMPARED TO THREE MONTHS ENDED JUNE 30, 1996.

     Net Sales. Net sales for the three months ended June 29, 1997 increased by $5.3 million, or 11.8%, to $49.9 million from $44.6 million for the three months ended June 30, 1996. Specialty fastener products net sales for the three months ended June 29, 1997 increased $5.7 million, or 15.9%, to $41.2 million from $35.5 million for the three months ended June 30, 1996. The increase in net sales was primarily due to the inclusion of the financial results of TCR and Pebra for the three months ended June 29, 1997 and increased gear-driven band fastener demand to the heavy-duty truck market. This increase was offset partially by a decrease in U.S. and European retaining ring net sales due to the consolidation of the marketing and customer service operations of the U.S. businesses and the stronger U.S. dollar relative to the Deutsche Mark for the European businesses. Rescue hoist and cargo hook products net sales for the three months ended June 29, 1997 decreased $373,000, or 4.1%, to $8.8 million from $9.1 million for the three months ended June 30, 1996. The decrease was primarily due to the timing of new orders and delivery of products to customers.


     Gross Profit. Gross profit for the three months ended June 29, 1997 increased $1.6 million, or 12.0%, to $15.4 million from $13.7 million for the three months ended June 30, 1996. The primary factors contributing to the increased gross profit were the same as those noted in the preceding paragraph concerning net sales.


     General, Administrative and Selling Expenses. General, administrative and selling expenses for the three months ended June 29, 1997 increased $1.0 million, or 11.8%, to $9.6 million from $8.6 million for the three months ended June 30, 1996. This increase is primarily due to the inclusion of the financial results of TCR in the three months ended June 29, 1997.


     Operating Income. Operating income for the three months ended June 29, 1997 increased $637,000, or 12.4%, to $5.8 million from $5.1 million for the three months ended June 30, 1996. Specialty fastener products operating income for the three months ended June 29, 1997 increased $390,000, or 6.8%, to $6.1 million from $5.7 million for the three months ended June 30, 1996. The increase was primarily due to the inclusion of the financial results of TCR and Pebra for the three months ended June 29, 1997 and increased net sales volume of gear-driven band fasteners. This increase was partially offset by the decrease in U.S. and European retaining ring net sales and the stronger U.S. dollar relative to the Deutsche Mark for the European businesses. Rescue hoist and cargo hook products operating income for the three months ended June 29, 1997 increased $56,000, or 2.9%, to $2.0 million from $1.9 million for the three months ended June 30, 1996. The primary factors contributing to the increase were the product sales mix and a slight decrease in engineering expense. Other corporate expenses for the three months ended June 29, 1997 decreased $191,000, or 7.7%, to $2.3 million from $2.5 million for the three months ended June 30, 1996.


     Interest Expense. Interest expense for the three months ended June 29, 1997 increased $166,000, or 9.2%, to $2.0 million from $1.8 million for the three months ended June 30, 1996. The increase is attributable to the increased bank borrowings incurred in the acquisition of TCR on April 17, 1997.

     Interest Income. Interest income for the three months ended June 29, 1997 decreased $26,000, or 9.7%, to $243,000 from $269,000 for the three months ended June 30, 1996. Interest income is derived from notes received from the sale of former operations and properties.

     Royalty and Other Income. Royalty and other income for the three months ended June 29, 1997 decreased $14,000, or 82.4%, to $3,000 from $17,000 for the three months ended June 30, 1996.

     Income Taxes. Income taxes from continuing operations for the three months ended June 29, 1997 increased $161,000, or 10.6%, to $1.7 million from $1.5 million for the three months ended June 30, 1996. This increase is attributable to increased income before income taxes and partially offset by a reduction in the effective income tax rate to 41.5% from 42.0%.

     Net Income. Income from continuing operations for the three months ended June 29, 1997 increased $270,000, or 12.9%, to $2.4 million from $2.1 million for the three months ended June 30, 1996. The increase is primarily attributable to the inclusion of the financial results of TCR and Pebra. Loss from discontinued operations for the three months ended June 29, 1997 decreased $167,000, or 62.1%, to $102,000 from $269,000 for the three months ended June 30, 1996. Net income for the three months ended June 29, 1997 increased $437,000, or 23.9%, to $2.3 million from $1.8 million for the three months ended June 30, 1996.


     Backlog. Speciality fastener products new orders for the three months ended June 29, 1997 increased $6.4 million, or 18.0%, to $42.5 million from $36.1 million for the three months ended June 30, 1996. The increase was primarily due to the inclusion of the financial results of TCR and Pebra in the three months ended June 29, 1997. Backlog of unfilled orders at June 29, 1997 was approximately $40.7 million compared to approximately $36.1 million at March 31, 1997. Rescue hoist and cargo hook products new orders for the three months ended June 29, 1997 increased $600,000, or 7.0%, to $9.3 million from $8.7 million for the three months ended June 30, 1996. The increase was primarily due to the timing and delivery of products to customers. Backlog of unfilled orders at June 29, 1997 was approximately $33.0 million compared to approximately $32.5 million at March 31, 1997.


FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

     Net Sales. Net sales for fiscal 1997 increased $20.7 million, or 13.1%, to $178.7 million from $158.0 million for fiscal 1996. Specialty fastener products net sales for fiscal 1997 increased $16.7 million, or 13.1%, to $144.2 million from $127.5 million for fiscal 1996. The increase was primarily due to the inclusion of twelve months of financial results of Seeger in fiscal 1997 compared to nine months in fiscal 1996, the inclusion of nine months of financial results of Pebra in fiscal 1997 and an overall increase in volume of U.S. gear-driven band fasteners. This increase was partially offset by a weakened economy in Europe and a stronger U.S. dollar relative to the Deutsche Mark. Rescue hoist and cargo hook products net sales for fiscal 1997 increased $4.0 million, or 12.9%, to $34.5 million from $30.5 million for fiscal 1996. This increase was attributable to both the rescue hoist systems and related spare parts and tie-down product lines, and was partially offset by lower cargo hook net sales. These increases and decreases in net sales were primarily due to customer timing and placement of new orders.


     Gross Profit. Gross profit for fiscal 1997 increased $5.6 million, or 11.1%, to $56.2 million from $50.6 million for fiscal 1996. The primary factor contributing to the increased gross profit was the increase in net sales.


     General, Administrative and Selling Expenses. General, administrative and selling expenses for fiscal 1997 increased $3.5 million, or 11.0%, to $35.3 million from $31.8 million for fiscal 1996. This increase is primarily due to the inclusion of the financial results of Pebra in fiscal 1997.

     Operating Income. Operating income for fiscal 1997 increased $2.1 million, or 11.2%, to $20.9 million from $18.8 million for fiscal 1996. Specialty fastener products operating income for fiscal 1997 increased $338,000, or 1.4%, to $24.0 million from $23.7 million for fiscal 1996. The primary factor contributing to the increase in operating income was an increase in net sales. This increase was partially offset by lower margins in Europe, excess capacity which increased price competition, reduced net sales and decreased operating efficiencies and a stronger U.S. dollar relative to the Deutsche Mark. Rescue hoist and cargo hook products operating income for fiscal 1997 increased $2.6 million, or 51.9%, to $7.5 million from $4.9 million for fiscal 1996. The increase was primarily due to plant operating efficiency improvements, higher net sales volume and product mix and inventory utilization improvements. Other corporate expenses for fiscal 1997 increased $784,000, or 8.0%, to $10.6 million from $9.8 million for fiscal 1996.

     Interest Expense. Interest expense for fiscal 1997 increased $481,000, or 7.6%, to $6.8 million from $6.3 million for fiscal 1996. The increase is primarily attributable to increased bank borrowings incurred to finance the acquisition of Seeger in June 1995.

     Interest Income. Interest income for fiscal 1997 increased $192,000, or 19.0%, to $1.2 million from $1.0 million for fiscal 1996. Interest income is derived from notes received from the sale of former operations and properties.

     Royalty and Other Income. Royalty and other income for fiscal 1997 increased $500,000, or 61.0%, to $1.3 million from $820,000 for fiscal 1996. This increase was primarily due to a one-time royalty payment received in fiscal 1997 related to the rescue hoist and cargo hook segment.

     Income Taxes. Income taxes from continuing operations for fiscal 1997 increased $1.1 million, or 19.1%, to $6.9 million from $5.8 million for fiscal 1996. This increase is attributable to increased income before income taxes and an increase in the effective income tax rate to 41.5% from 40.5%.

     Net Income. Income from continuing operations for fiscal 1997 increased $1.2 million, or 14.3%, to $9.7 million from $8.5 million for fiscal 1996. The increase is primarily attributable to the same factors discussed in operating income. Loss from discontinued operations for fiscal 1997 decreased $200,000, or 17.6%, to $934,000 from $1.1 million for fiscal 1996. Net income for fiscal 1997 increased $1.4 million, or 19.2%, to $8.8 million from $7.4 million for fiscal 1996.

     Backlog. Specialty fastener products new orders for fiscal 1997 increased $33.1 million, or 27.0%, to $156.0 million from $122.9 million for fiscal 1996. The primary reasons for the increase were the inclusion of twelve months of financial results of Seeger in fiscal 1997 compared to nine months in fiscal 1996, the inclusion of nine months of financial results of Pebra in fiscal 1997 and an overall increase in volume of U.S. gear-driven band fasteners. Backlog of unfilled orders was approximately $36.1 million at March 31, 1997 compared to approximately $31.4 million at March 31, 1996. Rescue hoist and cargo hook products new orders for fiscal 1997 decreased $3.6 million, or 9.0%, to $27.3 million from $30.9 million for fiscal 1996. The decrease was primarily due to the timing of new orders and an unusually high level of orders in fiscal 1996. At March 31, 1997, the backlog of unfilled orders was approximately $32.5 million compared to approximately $30.9 million at March 31, 1996.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1995

     Net Sales. Net sales for fiscal 1996 increased $56.9 million, or 56.3%, to $158.0 million from $101.1 million for fiscal 1995. Specialty fastener products net sales for fiscal 1996 increased $56.4 million, or

79.3%, to $127.5 million from $71.1 million for fiscal 1995. The increase in net sales was primarily due to the inclusion of the financial results of nine months of Seeger in fiscal 1996, and to a lesser extent, the inclusion of a full year of financial results of IRR in fiscal 1996 compared to eight months of financial results in fiscal 1995. Additionally, the increase in net sales was attributable to increased industrial and heavy truck OEM demand for gear-driven band fasteners in fiscal 1996 compared to fiscal 1995. Rescue hoist and cargo hook products net sales for fiscal 1996 increased $518,000, or 1.7%, to $30.5 million from $30.0 million for fiscal 1995.


     Gross Profit. Gross profit for fiscal 1996 increased $21.4 million, or 73.6%, to $50.6 million from $29.2 million for fiscal 1995. The primary factor contributing to the increased gross profit was the increase in net sales. Gross profit expressed as a percentage of net sales increased to 32.0% in fiscal 1996 from 28.8% in fiscal 1995. This increase was primarily due to the inclusion of an additional four months of financial results of IRR in fiscal 1996 and higher plant operating efficiencies, price adjustments and better inventory utilization at Breeze-Eastern in fiscal 1996.



     General, Administrative and Selling Expenses. General, administrative and selling expenses for fiscal 1996 increased $14.8 million, or 86.6%, to $31.8 million from $17.1 million for fiscal 1995. This increase is primarily due to the inclusion of nine months of financial results of Seeger and an additional four months of financial results of IRR in fiscal 1996.


     Operating Income. Operating income for fiscal 1996 increased $6.7 million, or 55.2%, to $18.8 million from $12.1 million for fiscal 1995. Specialty fastener products operating income for fiscal 1996 increased $7.2 million, or 43.7%, to $23.7 million from $16.5 million for fiscal 1995. The primary factors contributing to the increase are the inclusion of nine months of financial results of Seeger in fiscal 1996, and to a lesser extent, the inclusion of a full year of financial results of IRR in fiscal 1996 compared to eight months of financial results in fiscal 1995. Additionally, the increase was attributable to increased industrial and heavy truck OEM demand for gear-driven band fasteners in fiscal 1996 compared to fiscal 1995. Rescue hoist and cargo hook products operating income for fiscal 1996 increased $4.8 million, or 2,980.0%, to $4.9 million from $160,000 for fiscal 1995. This substantial increase was accomplished primarily because of higher plant operating efficiencies, price adjustments and better inventory utilization. Other corporate expenses for fiscal 1996 increased $5.3 million, or 116.0%, to $9.8 million from $4.6 million for fiscal 1995, primarily due to a write-down of marketable equity securities received from the sale of a former operation.

     Interest Expense. Interest expense for fiscal 1996 increased $3.5 million, or 123.1%, to $6.3 million from $2.8 million for fiscal 1995. The increase is primarily attributable to increased bank borrowings incurred to finance the acquisition of Seeger in June 1995.

     Interest Income. Interest income for fiscal 1996 increased $250,000, or 33.0%, to $1.0 million from $760,000 for fiscal 1995. Interest income is derived from notes received from the sale of former operations and properties.

     Royalty and Other Income. Royalty and other income for fiscal 1996 increased $10,000, or 1.2%, to $820,000 from $810,000 for fiscal 1995.

     Income Taxes. Income taxes from continuing operations for fiscal 1996 increased $2.3 million, or 67.5%, to $5.8 million from $3.5 million for fiscal 1995. This increase is attributable to increased income before income taxes and an increase in the effective income tax rate to 40.5% from 31.9%.

     Net Income. Net income from continuing operations for fiscal 1996 increased $1.1 million, or 15.2%, to $8.5 million from $7.4 million for fiscal 1995. The increase is primarily attributable to the same factors discussed in operating income. Loss from discontinued operations for fiscal 1996 decreased $3.7 million, or 76.6%, to $1.1 million from $4.9 million for fiscal 1995. Net income for fiscal 1996 increased $4.8 million, or 191.1%, to $7.4 million from $2.5 million for fiscal 1995.

     Backlog. Specialty fastener products new orders for fiscal 1996 increased $48.8 million, or 66.0%, to $122.9 million from $74.1 million for fiscal 1995. The primary reasons for the increase were the inclusion of nine months of financial results of Seeger in fiscal 1996, and to a lesser extent, the inclusion of twelve months of financial results of IRR in fiscal 1996 compared to eight months of financial results in fiscal 1995 and increased industrial and heavy truck OEM demand for gear-driven band fasteners in fiscal 1996. Backlog of unfilled orders was approximately $31.4 million at March 31, 1996 compared to approximately $12.7 million at March 31, 1995. Rescue hoist and cargo and hook products new orders for fiscal 1996 increased $9.3 million, or 31.0%, to $39.7 million from $30.4 million for fiscal 1995. The increase was primarily due to increased marketing efforts and the timing of new orders. At March 31, 1996 the backlog of unfilled orders was approximately $30.9 million compared to approximately $21.8 million at March 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity requirements consist primarily of general working capital needs, capital expenditures, debt service, dividends and capital for future acquisitions. Except with respect to the funding of any future acquisitions, management believes that funds available under the Credit Facility, together with cash generated from operations, will be sufficient to support cash requirements in fiscal 1998. Management further believes that the Company could obtain additional capital to make acquisitions primarily through either issuances of common or preferred stock, or debt or lease financing, although no assurance can be given with respect to whether such financing would be available when required or whether such financing can be obtained on terms acceptable to the Company.

     For the three months ended June 29, 1997, net cash provided by operating activities was $2.3 million compared to $3.3 million for the three months ended June 30, 1996. The primary sources of cash from operations during the three months ended June 29, 1997 included net income of $2.3 million, non-cash charges for depreciation and amortization of $2.2 million, a decrease in inventory of $1.5 million and an increase in other liabilities of $1.3 million, offset primarily by decreases in accounts payable of $3.4 million, and accrued compensation of $2.3 million (which was primarily attributable to the payment of accrued fiscal 1997 Company-wide annual employee bonuses).

     For fiscal 1997, net cash provided by operating activities was $14.3 million compared to $10.7 million and $7.5 million for fiscal 1996 and 1995, respectively. The primary sources of cash from operations during fiscal 1997 included net income of $8.8 million, non-cash charges for depreciation and amortization of $7.4 million, and increase in other liabilities of $1.4 million, offset primarily by a decrease in accounts payable of $3.7 million. The primary sources of cash from operations in fiscal 1996 included net income of $7.4 million, non-cash charges for depreciation, amortization and a loss on the write-down of marketable securities of $6.0 million and $2.6 million, respectively, a decrease in accounts receivable and other assets of $4.3 million and $4.8 million, respectively, and an increase in accrued compensation of $2.2 million (which was primarily attributable to accrued fiscal 1996 Company-wide annual bonuses), offset primarily by increases in inventory and assets held for sale of $6.1 million and $1.9 million, respectively, and a decrease in other liabilities of $8.6 million.

     The Company's capital expenditures were $1.7 million, $5.5 million, $6.5 million and $5.0 million for the three months ended June 29, 1997 and fiscal 1997, 1996 and 1995, respectively. The Credit Facility is with a group of commercial banks and is secured by all of the Company's assets. As of March 31, 1997, the Credit Facility was amended to increase the capital expenditures limitation to $9.0 million per year. The Company believes that the combination of internally generated cash flow and amounts available for borrowing under the Credit Facility is sufficient to fund capital expenditure requirements anticipated in fiscal 1998. The Company is subject to various contingencies related to land and groundwater contamination at several facilities. Expenditures made pursuant to the remediation and restoration of these sites approximated $1.1 million and $1.3 million in fiscal 1997 and fiscal 1996, respectively. These expenditures are primarily of a non-recurring nature and are not capitalized. The Company expects additional environmental-related expenditures in fiscal 1998 to approximate prior years' expenditures. Management believes that, after taking into consideration information provided by counsel, the resolution of these matters will not have a material adverse effect on the Company's liquidity.

     On April 17, 1997, the Company acquired TCR for $32.6 million in cash, plus other contingent consideration. The purchase price was financed entirely with borrowings under the Credit Facility. In fiscal 1997, the Company completed the sale of a facility formerly used by the chaff products operation for $2.1 million in cash. The proceeds from the sale were used to repay a portion of the outstanding balance under the Revolver.

     The Credit Facility is comprised of the Revolver, the International Lines of Credit, Term Loan A and Term Loan B. As of September 28, 1997, the Revolver had borrowings outstanding of $8.3 million from a total commitment of $30.0 million. As of September 28, 1997, the International Lines of Credit had borrowings outstanding of $8.4 million from a total commitment of $10.0 million. Interest on amounts outstanding under the Revolver and the International Lines of Credit is tied to the primary lending bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR"), plus a margin that varies depending upon the Company's achievement of certain operating and financial goals.

     Term Loan A and Term Loan B are secured by the same collateral and are due and payable on March 31, 2002 and June 30, 2002, respectively. Quarterly principal payments on Term Loan A are $2.2 million, with increases to $3.0 million, $3.2 million and $4.0 million in June 1998, June 1999 and June 2000, respectively. Interest on Term Loan A is tied to the primary lending bank's prime rate, or LIBOR, plus a margin that varies depending upon the Company's achievement of certain operating and financial goals. Annual principal payments on Term Loan B of $500,000 are due through June 30, 2000, with balloon payments of $7.5 million and $15.0 million due on June 30, 2001 and June 30, 2002, respectively. Interest on Term Loan B accrues at the primary lending bank's prime rate plus two percentage points. The Credit Facility also gives the Company the option of using LIBOR plus three and one-quarter percentage points. At June 29, 1997, $79.8 million of the Company's outstanding borrowings were based on LIBOR. The Credit Facility contains other outstanding financial covenants, including a limitation on the ability of the Company to pay quarterly dividends in excess of 25% of the Company's cumulative net income and that at least 50% of the net proceeds of a financing such as the Offering are required to be used to prepay outstanding indebtedness.

     In May 1994, the Company obtained authorization to repurchase up to 200,000 shares of Common Stock. Under this program, the Company repurchased 172,500 and 5,000 shares of Common Stock at a cost of $2.1 million and $65,000 in fiscal 1995 and 1996, respectively. In September 1996, the Company obtained special authorization and purchased an additional 100,000 shares of Common Stock at a cost of $1.6 million

     The Company paid dividends to holders of Common Stock totaling $326,000, $1.3 million, $1.3 million and $1.3 million for the three months ended June 29, 1997 and fiscal 1997, 1996 and 1995, respectively. The Company expects to continue declaring and paying dividends on its Common Stock; however, no assurance can be made that the Company will declare or pay any dividends in the future.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share and is effective for fiscal 1998. The Company believes that the effect of implementing this standard will not effect results differently than currently reported. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which will be effective for the Company beginning in the fiscal year ending March 31, 1999. SFAS No. 131 redefines how operating segments are determined and requires expanded quantitative and qualitative disclosures relating to a company's operating segments. The Company has not yet completed its analysis of which operating segments, if any, it will disclose differently than previously reported.

                                    BUSINESS

GENERAL

     The Company is a leading worldwide designer and manufacturer of engineered specialty fastener products for niche applications serving a wide range of industrial markets, including automotive and truck, off-highway heavy machinery, machine tools and consumer durables. The Company targets fastener applications that require substantial design and engineering resources. Specialty fastener products include retaining rings, gear-driven band fasteners, assembly fasteners and custom cold-formed parts. In addition, through Breeze-Eastern, the Company operates the world's largest manufacturer of performance-critical rescue hoists and cargo hooks used primarily for helicopter rescue and transport applications.

     In fiscal 1997, the Company's specialty fastener segment accounted for approximately 81% of net sales. Over five years ago, the Company's current management identified the engineered specialty fastener market as a core business and began repositioning the Company to achieve significant growth in this sector. From fiscal 1993 through fiscal 1997, the Company committed its management and financial resources to successfully acquire and integrate five specialty fastener companies while it divested various unrelated businesses. As a result of these acquisitions and internal growth, net sales and operating income for the specialty fastener segment have grown at a compound annual growth rate of 49% and 44%, respectively, from fiscal 1993 through fiscal 1997. Significant investments in manufacturing efficiency, product development, systems and management have better positioned the Company to take advantage of future growth opportunities.

BUSINESS STRATEGY

     The Company's objectives are to become a premier manufacturer of specialty fastener products and other industrial components used by other manufacturers in the production of their finished goods and to sustain long-term profitable growth. In order to accomplish these objectives, the Company is implementing the following strategies:

     Focus on Niche Markets. The Company's products focus on niche market applications which demand proprietary design and engineering to serve non-standard requirements in markets with few direct competitors. The Company believes its engineering capabilities provide a competitive advantage allowing it to achieve a greater market share in many of its product lines.

     Increase Market Share. The Company believes that constantly improving both the quality of its products and its low-cost manufacturing base along with the development of new products will permit it to increase market share in each of the markets in which it competes. Trends by OEMs, including single sourcing, that favor high quality and reliable suppliers who provide design and engineering capabilities may present growth opportunities for the Company.

     Develop New Proprietary Products. The Company also intends to expand its existing array of products and applications by qualifying new fasteners, fastening systems and other industrial components for integration into customers' new product lines. New fastener products with proprietary design and engineering are developed by combining skilled engineering and marketing teams and allowing them to work alongside customers creating better design and functionality. The Company also plans to expand its rescue hoist and cargo hook business by developing motion control products for the helicopter, aerospace, and weapons systems markets.


     Integrate Marketing Capabilities. The Company is integrating its marketing capabilities across its specialty fastener product lines and geographic areas to capitalize on cross-marketing opportunities. The Company intends to leverage existing customer relationships by marketing additional products which the Company has traditionally neither provided to the customer nor marketed through a separate sales channel. Furthermore, the Company anticipates marketing its various specialty fastener product lines through a coordinated marketing program designed to provide customers with a single supplier capable of fulfilling all of a customer's requirements for items produced by any of the Company's operations. The Company believes many cross-marketing opportunities exist between its European and U.S. operations in several product markets in which it competes.

     Improve Operating Efficiencies. The Company strives to constantly improve the efficiency and productivity of its operations so as to achieve and maintain low-cost producer status in each of its product lines. The Company has implemented a series of programs designed to improve efficiency while at the same time maintaining or improving quality control. The Company utilizes statistical process control systems to record information at each stage of the production process to ensure specifications are met and to identify areas which may require further improvement.

     Pursue Strategic Acquisitions. To enhance future growth, the Company intends to continue to pursue strategic acquisitions. In considering candidates for acquisition, after first considering the strategic fit of the target's products or manufacturing processes with those of the Company's existing operations, the Company expects such a target to add to earnings and cash flow, possess a strong management team, present opportunities for profitability improvement through productivity enhancements, expand channels of distribution and offer cross-marketing opportunities.

ACQUISITION HISTORY

     The Company believes it is the seventh largest specialty fastener company in the highly fragmented U.S. fastener market and the leading worldwide manufacturer of rescue hoists and cargo hooks. Since management identified the specialty fastener market as a core business in 1992, the Company has divested several unrelated businesses and completed five acquisitions of specialty fastener companies. The following table sets forth certain information concerning the businesses which have been acquired through September 28, 1997:

NAME OF
ACQUIRED     PRINCIPAL         DATE                             TOTAL
COMPANY      LOCATION        ACQUIRED      NET SALES(1)     CONSIDERATION        PRINCIPAL PRODUCTS
--------    -----------    ------------    ------------     -------------     -------------------------
                                                   (IN MILLIONS)
Palnut      New Jersey     August 1993        $ 26.1            $20.5         Stamped fasteners
IRR         New Jersey     August 1994           8.3             15.3         Retaining rings
Seeger      Germany        June 1995            59.1             46.8         Retaining rings
            Germany        June 1996             6.9              3.0         Gear-driven band
Pebra                                                                         fasteners
TCR         Minnesota      April 1997           23.3             32.6         Cold-formed fasteners

---------------

(1) Represents the acquired companies' sales during their respective last completed fiscal year immediately preceding the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions."

PRODUCTS

     The Company's specialty fastener products are typically integral components of its customers' end products. The Company competes in niche markets by offering engineered, customized and value-added products for specific applications. The Company's rescue hoist and cargo hook products group is the world's leading supplier of rescue hoists and cargo hook systems which are primarily used in military and civilian helicopters worldwide. These products are designed to be efficient and reliable in extreme operating conditions. Specialty fastener products and rescue hoist and cargo hook products accounted for approximately

81% and 19% of the Company's fiscal 1997 net sales, respectively. See Note 13 to the Consolidated Financial Statements. The following table sets forth certain information with respect to the Company's products:

---------------------------------------------------------------------------------------------------------

                                                              PLANT
                                                            LOCATIONS
            PRODUCTS                     TRADE NAMES         (NUMBER)            PRIMARY MARKETS
---------------------------------------------------------------------------------------------------------
 RETAINING RINGS
 Retaining rings, C and E clips,     Seeger, Anderton,     Germany (2)   Automotive and truck, industrial
 snap rings, circlips                Waldes Truarc,        U.S. (2)      distribution, industrial
                                     Industrial            U.K. (1)      machinery
                                     Retaining Ring        Brazil (1)
---------------------------------------------------------------------------------------------------------
 GEAR-DRIVEN BAND FASTENERS
 Worm drive clamps,                  Breeze Industrial,    U.S. (1)      Automotive and truck, industrial
 T-bolt clamps, V-band clamps        Pebra                 Germany (1)   distribution, hardware,
                                                                         plumbing, aerospace
---------------------------------------------------------------------------------------------------------
 ASSEMBLY FASTENERS
 Single and multi-thread stamped     Palnut                U.S. (1)      Automotive and truck, industrial
 nuts, clips, push-nuts                                                  distribution, industrial
                                                                         machinery, consumer products
---------------------------------------------------------------------------------------------------------
 EXTERNALLY THREADED AND
  SPECIALTY MACHINED COMPONENTS
 Custom cold-formed components,      TCR                   U.S. (1)      Automotive and truck, commercial
 friction welded parts, screw                                            equipment, industrial machinery,
 machined parts                                                          consumer products
---------------------------------------------------------------------------------------------------------
 RESCUE HOISTS AND CARGO HOOKS
 Rescue hoists, cargo winches,       Breeze-Eastern        U.S. (1)      Transportation, aerospace,
 cargo hooks, tie-downs                                                  defense
---------------------------------------------------------------------------------------------------------

  SPECIALTY FASTENER PRODUCTS


     The Company derived approximately 81% of its fiscal 1997 net sales from the manufacture and sale of engineered specialty fasteners, and believes it is the seventh largest specialty fastener manufacturer in the highly fragmented U.S. fastener market which is estimated to be $8 billion. Operating in small niches within the U.S. and worldwide fastener markets, the Company competes under established brand names and believes it is among the market leaders in most of its product lines. The Company's specialty fastener products are used around the world in a wide range of industries, such as automotive and heavy truck, computer disk drives, toys, cameras and appliances. Through increased engineering and marketing resources, the Company continues to search for new applications for its products in current and new industries worldwide.


     Retaining Rings. The Company believes it is the world's largest manufacturer of retaining rings, with operations in the U.S., Germany, the U.K. and Brazil. The Company manufactures and markets products for both the U.S. and international transportation equipment and industrial markets under established trade names such as Seeger(R) (distributed by Seeger-Orbis (Germany) and Seeger-Reno (Brazil)), Anderton(TM) (U.K.), Waldes Truarc(R) (U.S.) and Industrial Retaining Ring(TM) (U.S.). Retaining rings are typically engineered to a customer's exacting specifications or industry-wide standards and are used primarily in transmissions and drive train and braking systems on automobiles, trucks and off-highway equipment. The Company's retaining rings are also used in industrial equipment, computers, photographic equipment, marine equipment and almost any situation where movement on a shaft must be restricted.

     The North American retaining ring market, which the Company estimates to be at least $45 million, is primarily served by the Company and one competitor. The market has experienced limited growth as retaining rings are eliminated from certain applications; however, new retaining ring applications are also being developed. The Company's retaining rings are sold primarily to distributors who sell these products to a broad range of end users. As with many industrial component markets, the retaining ring market is also experiencing distributor consolidation, long-term contracts at competitive pricing and just-in-time ordering. In response to these trends, the Company has undertaken a comprehensive review of manufacturing processes, floor layout, headcount and capacity to improve the profitability of the U.S. retaining ring business. As a result of this study, consolidation of two U.S. marketing and customer service functions has been completed in the first quarter of fiscal 1998.

     In addition, the Company continues to rationalize international manufacturing capacity with the closing of Seeger's Eichen, Germany, facility and the moving of production equipment into an existing and modified plant in Bingley, U.K., which the Company expects to be completed by the end of the third quarter of fiscal 1998. The Company anticipates its Seeger unit will realize cost savings from lower U.K. wage rates, lower headcount and improved manufacturing efficiencies. The Company expects these initiatives to allow it to gain additional market share through lower selling prices while improving margins. Each of the Company's retaining ring operations in the U.K., Germany and Brazil have received an ISO-9000 series certification (meeting the comprehensive quality standards promulgated by the major OEMs). The facilities in the U.S. are in the process of completing the required audit and anticipate achieving ISO-9000 certification by the end of fiscal 1998.

     Gear-Driven Band Fasteners. The Company believes Breeze Industrial has one of the broadest lines of gear-driven band fasteners in the world. Breeze(R) stainless steel band fasteners are well known for their quality and engineering; Breeze(R) T-bolt and patented Constant-Torque(R) fastener products are used primarily in diesel engine, heavy truck, marine and off-highway equipment applications throughout the world. Breeze Industrial is a certified supplier to Caterpillar Inc., Navistar International Corporation and other heavy equipment manufacturers. Breeze Industrial's Aero-Seal(R), Euro-Seal(R) and Power-Seal(R) gear-driven band fasteners are found in hardware, automotive and retail stores for use in repair, maintenance and overhaul applications, and are used by many manufacturers of industrial and consumer products. The Company is focusing its marketing efforts on the heavy vehicle segment worldwide, where the Company believes its superior products provide it with a competitive advantage. Breeze Industrial has recently developed and introduced a new worm-driven V-band fastener capable of greater tolerances for use in the heavy truck and plumbing markets. The Company estimates that approximately 15% to 20% of current sales of gear-driven band fasteners are attributable to proprietary products.

     Breeze Industrial competes with several companies in a highly competitive market on the basis of quality, performance, timely delivery and pricing. As end users of the Company's products strive to reduce their costs through price reduction of components and shortened lead times, pricing of the Company's products is under pressure as independent distributors continue to consolidate and increase their purchasing power.

     Breeze Industrial is developing additional products for its major customers to take advantage of the consolidation trend by offering the broadest product line available. To better position the Company to meet the current and anticipated demand and to alleviate current capacity limitations, the Company expects to expand its North American gear-driven band fasteners facility in the current fiscal year to house additional manufacturing capacity. The Company is also currently considering a more substantial capacity increase. Breeze Industrial was recently advised that it had passed its audit for ISO-9000, and expects to receive its certification by the end of October 1997.

     Assembly Fasteners. The Company believes Palnut is one of the leading U.S. manufacturers of assembly fasteners. Palnut supplies engineered, custom fastening devices, including lock nuts, push-nuts, u-nuts and a variety of single and multi-threaded stainless and high-carbon steel fasteners, primarily to the automotive industry. Palnut serves primarily OEMs and tier I and tier II suppliers with applications for interior and exterior trim components, instrument panels, grills and radiators. Assembly fasteners are also used in a broad range of other applications such as in appliances, toys, electronics, lighting, mining and construction equipment.

     The North American assembly fastener market in which Palnut competes is estimated by the Company to be $170 million. Market trends include the expectation of continuous improvement of quality, cost reduction and delivery performance, rapid response and supplier rationalization by the Company's customers.

Palnut's market segments are served through both direct sales and distribution. Palnut is currently pursuing ISO-9000 certification.

     Externally Threaded and Specialty Machined Components. TCR, which the Company acquired on April 17, 1997, designs and manufactures sophisticated externally threaded fastening devices and custom industrial components, utilizing its expertise in cold forming, machining technologies and friction welding in one integrated facility. Combined with TCR's in-house secondary manufacturing operations, these processes offer customers the ability to replace multi-part assemblies with single parts capable of higher tolerances, lower weight and lower costs. TCR focuses on large volume manufacturing of components and assemblies with high levels of production difficulty. TCR's products are used by industrial customers worldwide, primarily in the automotive, hydraulic and recreational products industries.

     Each of the market segments in which TCR competes is highly competitive with no single competitor having a dominant market share. The Company believes that TCR's combined capabilities in cold forming, machining technologies and friction welding provide it with marketplace differentiation and a competitive advantage. TCR competes in various markets where it designs and manufactures highly sophisticated fasteners and is typically the sole supplier. Market trends that are placing additional emphasis on supplier design and sub-assembly capabilities are expected to favorably position TCR for future growth opportunities.

  RESCUE HOIST AND CARGO HOOK PRODUCTS

     Breeze-Eastern is the world's leading designer and manufacturer of sophisticated helicopter rescue hoists, cargo winches and cargo hooks. These complex engineered systems add significantly to the versatility of an aircraft for a relatively small cost and are used worldwide by military and civilian agencies to complete rescue operations and mission profiles as well as transport cargo. Many of the leading aerospace and defense prime contractors, including Agusta SpA, Bell Helicopter Textron, Boeing Co., Eurocopter (a joint venture between Aerospatiale SA and Daimler-Benz AG), Lockheed Martin Corp., McDonnell Douglas Corp., Raytheon Company and Sikorsky Aircraft Corporation, specify the Company's systems as standard equipment on their platforms because of Breeze-Eastern's record for safety, reliability, durability and service. Innovation and new product development remain an important focus at Breeze-Eastern, which is one reason why its products are included in the design of the new V-22 Osprey vertical take-off and landing aircraft due to enter production in 1999 for the U.S. Marine Corps. Breeze-Eastern also manufactures fixed wing aircraft cargo winches, weapons handling systems for ground defense platforms, tie-down equipment and tow hook assemblies utilized by helicopters employed in U.S. Navy minesweeping operations.

     On August 27, 1997, Breeze-Eastern was recognized by Lockheed Martin Vought Systems ("LMVS") as a Certified Supplier of hoist equipment for the U.S. Army's Multiple Launch Rocket System ("MLRS"). During the 18 years of production of the MLRS weapons system, Breeze-Eastern has, on a sole-source basis, supplied LMVS with more than 2,500 hoist systems.

     Breeze-Eastern is the established leader in the estimated $50 million worldwide rescue hoist and cargo hook market with an estimated market share of more than 60%. Although the market leader, Breeze-Eastern competes against divisions or subsidiaries of larger companies with significantly greater financial resources. The Company believes that Breeze-Eastern's success can be attributed to several competitive advantages, including product recognition, a broad customer base, superior product design and engineering capabilities, a fully integrated manufacturing facility and superior aftermarket product support.

     Additionally, Breeze-Eastern is expanding its existing array of products into the highly fragmented aerospace and defense motion control systems market. Motion control systems have similar technologies and customer bases to those of Breeze-Eastern's rescue hoist, cargo winch and cargo hook products. This has facilitated the award to Breeze-Eastern of several orders for motion control products from major aerospace and defense prime contractors. Market trends, such as customer demand for enhanced system capabilities and consolidation of suppliers, are expected to create additional opportunities for Breeze-Eastern.

CUSTOMERS

     The Company's customers are comprised of a diverse group of manufacturers and distributors, including automotive OEMs, automotive suppliers, heavy truck OEMs, industrial components distributors, industrial machine manufacturers, consumer products manufacturers, helicopter OEMs, aerospace and defense contractors and commercial and military search and rescue agencies. The Company's strategy is to avoid reliance on a single end-user market or customer. During the three months ended June 29, 1997 and June 30, 1996, net sales to the Company's top ten customers accounted for approximately 21% and 23% of total net sales, respectively, and net sales to non-U.S. customers accounted for approximately 40% and 44% of total net sales, respectively.

     The following table shows the Company's fiscal 1997 specialty fastener products segment net sales by market type:

        FISCAL 1997 SPECIALTY FASTENER SEGMENT NET SALES BY MARKET TYPE

INDUSTRIAL MACHINERY                       11
CONSUMER / DURABLES                         3
DISTRIBUTION                               44
HEAVY TRUCK OEM                            21
AUTOMOTIVE                                 21

SALES AND MARKETING

     The Company markets its specialty fastener products through a combination of a direct sales force, distributors and manufacturers' representatives. As of September 1997, the sales force consisted of 56 salespeople located in 10 offices throughout the world, 727 distributors worldwide and 191 manufacturers' representatives. The Company's sales offices are based at its manufacturing facilities with additional offices in Detroit, Michigan and Paris, France. The sales force sells products directly to automotive OEMs, heavy truck OEMs and various industrial and consumer products manufacturers, and are generally compensated on a salary and commission basis. The Company also sells its fasteners to distributors and manufacturers' representatives who, in turn, sell to OEMs, numerous manufacturers and other customers. Often the OEMs will determine whether the Company sells a product directly to the OEM or through an independent distributor.

     Each of the Company's specialty fastener product lines maintain independent sales and marketing efforts in order to address unique customer markets. The Company plans to leverage its expanding distribution base for specialty fastener products and capitalize on emerging cross-marketing opportunities by increasing the coordination of sales activities among its divisions and subsidiaries. In addition, management intends to aggressively pursue overseas sales expansion through cross-marketing opportunities with respect to both its retaining ring operations and gear-driven band fastener applications.

     Breeze-Eastern maintains an internal sales force and several independent manufacturers' representatives and distributors to market its rescue hoist and cargo hook products. The internal sales force consists of four salaried employees who sell directly to the major aircraft manufacturers from Breeze-Eastern's office in Union, New Jersey.

     The Company has taken certain actions to improve the efficiency of its domestic retaining ring sales and marketing. Marketing, sales, credit and customer service functions of the North American retaining ring business have been consolidated into a new location at Breeze-Eastern's premises. This consolidation has facilitated the creation of a single sales force, price book and discount policy and brand image.

MANUFACTURING AND PRODUCTION

     The primary production processes in the Company's specialty fastener segment include high-speed metal stamping, wire-forming, cold forming, machining, heat treating and plating. The products consist primarily of small carbon steel and stainless steel fasteners and assemblies that have low per-unit prices and are generally sold in large quantities. These products require a high level of engineering content and value can be added during the customer's design phase. The quality, condition and technology of the tools used in the production of such parts is the single most critical aspect of the manufacturing process.

     The rescue hoist and cargo hook products are manufactured using primarily purchased parts, such as motors and cables, which are produced to exacting specifications, as well as "mission-critical" parts manufactured by Breeze-Eastern. All of the finished products are engineered and require rigorous testing procedures.

     The following table sets forth certain information concerning the Company's principal manufacturing facilities for its continuing operations:

                                                                                     APPROXIMATE
                                                                                       SQUARE
              LOCATION                            FUNCTION               OWNERSHIP     FOOTAGE
------------------------------------  ---------------------------------  ----------  -----------
SPECIALTY FASTENER SEGMENT
Saltsburg, Pennsylvania               Breeze Industrial offices and        Owned         100,000
                                      manufacturing plant
Mountainside, New Jersey              Palnut offices and manufacturing     Owned         142,000
                                      plant
Irvington, New Jersey                 IRR manufacturing plant              Owned          37,000
Somerset, New Jersey                  Seeger engineering and               Leased        104,000
                                      manufacturing plant
Konigstein, Germany                   Seeger Group offices and             Owned         149,000
                                      Seeger-Orbis manufacturing plant
Eichen, Germany                       Seeger-Orbis manufacturing plant     Owned          51,000
Bingley, U.K.                         Anderton offices and                 Owned         124,000
                                      manufacturing plant
Sao Paulo, Brazil                     Seeger-Reno offices and              Owned          85,000
                                      manufacturing plant
Frittlingen, Germany                  Pebra offices and manufacturing      Owned          30,000
                                      plant
Minneapolis, Minnesota                TCR offices and manufacturing        Leased        130,000
                                      plant

RESCUE HOIST AND CARGO HOOK SEGMENT
Union, New Jersey                     Breeze-Eastern offices and           Owned         188,000
                                      manufacturing plant; U.S.
                                      retaining ring marketing, sales,
                                      credit and customer service
                                      offices

     The Company believes that such facilities are suitable and adequate and that additional space, if necessary, will be available. The Company continues to own or lease properties that it no longer needs in its operations. These properties are located in California, Pennsylvania, New York, New Jersey, Illinois and North Carolina. In some instances, the properties are leased or subleased and in nearly all instances these properties are for sale. The properties in New York, New Jersey and North Carolina are the subject of active sales negotiations.

     Currently, the Company is evaluating the consolidation of certain of its operations. The Company has undertaken a comprehensive review of manufacturing processes, floor layout, headcount and capacity to improve the profitability of its businesses. The Company's Eichen, Germany retaining ring production facility is expected to be closed by the end of the third quarter of fiscal 1998 with approximately two-thirds of the business to be transferred to the Bingley, U.K. facility and the balance to the Konigstein, Germany facility.

PATENTS

     The Company currently holds a number of U.S. and international patents, covering a variety of products and processes. Although the Company believes patent protection to be valuable in certain circumstances, management does not believe that the termination, expiration or infringement of one or more of the Company's patents would have a material adverse effect on the business or prospects of the Company.

     The Company is not involved in any material patent infringement litigation and believes that its processes and products do not infringe on the intellectual property rights of others; however, there can be no assurance that a material patent infringement claim will not be asserted against the Company in the future. The Company has from time to time asserted infringement claims by notice to third parties. Such claims, however, have been settled by the Company and have not resulted in litigation.

EMPLOYEES

     As of September 28, 1997, the Company employed 1,592 persons, including approximately 327 unionized employees at three North American manufacturing facilities who are subject to collective bargaining agreements and approximately 261 employees at five non-U.S. manufacturing facilities who are members of trade unions or the local equivalents. The Company has not experienced any work stoppages during the last five years. Management believes that its relations with its employees are good. As of September 28, 1997, there were 1,402 employees associated with the specialty fastener products segment, 170 employees with the rescue hoist and cargo hook products segment and 20 employees with the corporate office.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibilities and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances, or the failure to properly remediate the contamination of such property, may adversely affect the owner's ability to sell such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. Finally, the owner of the site may be subjected to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such site.

     The Company has commenced environmental site assessments and clean-up feasibility studies to determine the presence, extent and sources of any environmental contamination at a site in Pennsylvania which continues to be owned although the related business has been sold. Although no governmental action requiring remediation has been taken at this time, the Company is working in cooperation with the relevant state authority and any remedial work required to be performed would be subject to the approval of such authority. A design report for implementation of a portion of a remedy at the Pennsylvania site has been prepared and submitted to the Commonwealth of Pennsylvania. At June 29, 1997, the balance of the

Company's clean-up reserve was $2.0 million, which amount is payable over the next several years. In addition, the Company is pursuing recovery of a portion of clean-up costs in litigation with several of its insurance carriers. The Company expects that remediation work at the Pennsylvania site will not be completed before fiscal 2000.

     The Company also continues to participate in environmental assessments and remediation work at 13 other locations, which include operating facilities, facilities for sale and previously owned facilities. The Company estimates that its potential cost for implementing corrective action at these sites will not exceed $1.0 million, which amount is payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities.

     In addition, the Company has been named as a potentially responsible party in six environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses which have been sold or discontinued. It is not possible to reliably estimate the costs associated with any remedial work to be performed until studies at these sites have been completed, the scope of work defined and a method of remediation selected and approved by the relevant state authorities, and the costs allocated among the potentially responsible parties.

LEGAL PROCEEDINGS

     During the ordinary course of business, the Company, from time to time, is threatened with or becomes a party to legal actions and other proceedings in addition to those referenced under the caption "-- Environmental Matters." Management is of the opinion that, after taking into consideration information furnished by its counsel, the outcome of currently known actions and proceedings to which it is a party will not, singly or in the aggregate, have a material adverse effect on the business, financial condition, results of operations and cash flow of the Company.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

             NAME               AGE                           POSITION
------------------------------  ----  --------------------------------------------------------
Michael J. Berthelot..........    47  Chairman of the Board of Directors and Chief Executive
                                      Officer
Patrick K. Bolger.............    62  President, Chief Operating Officer and Director
Chandler J. Moisen............    63  Executive Vice President
Joseph F. Spanier.............    51  Vice President, Chief Financial Officer and Treasurer
Winston Lau...................    51  Vice President of Operations
Gerald C. Harvey..............    47  Vice President, Secretary and General Counsel
Gideon Argov..................    41  Director
Walter Belleville.............    70  Director
Thomas V. Chema...............    50  Director
Michel Glouchevitch...........    43  Director
James A. Lawrence.............    44  Director

     MR. BERTHELOT has served as the Chairman of the Board of Directors and Chief Executive Officer of the Company since July 1995 and as a director since January 1991. In September 1991, he became Vice Chairman of the Board of Directors and, on January 1, 1992, he became acting President and Chief Executive Officer of the Company. From July to September 1992, Mr. Berthelot was removed from his Vice Chairman, acting President and Chief Executive Officer positions. From October 1992 to July 1995, Mr. Berthelot served as the Company's Chairman of the Board, President and Chief Executive Officer. Mr. Berthelot has been Chief Executive Officer of Canterbury Holdings Corporation, a private investment company, since September 1981. From 1989 to 1992, he was a partner in the certified public accounting/management consulting firm of Barnes, Wendling, Cook & O'Connor, Inc.

     MR. BOLGER has served as President and Chief Operating Officer of the Company since July 1995. He joined the Company as Group Vice
President -- Aerospace Products in January 1990 and became Executive Vice President, Chief Operating Officer and a director in October 1992. From August to October 1992, Mr. Bolger served as one of three executive officers in the Company's Office of the President. Prior to joining the Company, he was Group Vice President of the Hamilton Standard Division of United Technologies Corporation, which manufactures control systems for the aerospace industry.

     MR. MOISEN has served as Executive Vice President of the Company since January 1997. He joined the Company in 1991 and served as Vice President, Treasurer and Chief Financial Officer of the Company from August 1991 to December 1996 and as Senior Vice President from October 1992 to December 1996. From August to October 1992, Mr. Moisen served as one of three executive officers in the Company's Office of the President. From 1989 to 1991, Mr. Moisen served as Senior Vice President and Chief Financial Officer of G-Tech Corp., a computer hardware and software manufacturer.


     MR. SPANIER has served as Vice President, Chief Financial Officer and Treasurer of the Company since January 1997. From November 1996 to January 1997, he served as the Company's Vice President of Finance. From November 1994 to November 1996, he served as Chief Financial Officer and Vice President of Financial Administration of MG Industries, a manufacturer of industrial gases and a subsidiary of Hoechst AG. From 1990 to November 1994, Mr. Spanier was Vice President and Corporate Controller of Quaker Chemical Corporation ("Quaker"), a manufacturer of chemical specialties. From May to November 1994, he also served as Treasurer of Quaker.



     MR. LAU has served as the Company's Vice President of Operations since November 1995. In April 1996, he became President of the Company's Palnut, IRR and Seeger business units. From June 1994 to November 1995, Mr. Lau was Vice President, International of Crane Company. From November 1991 to May 1994, he was President and CEO of Crane Canada Inc., a manufacturer of industrial and commercial valves and plumbing fixtures and a national distributor of plumbing supplies. Mr. Lau previously held various executive positions with the Ingersoll-Rand Company in MIS, operations, marketing, distribution, finance and international operations.

     MR. HARVEY has served as Vice President, Secretary and General Counsel of the Company since February 1996. From 1994 to 1996, Mr. Harvey was a member of the law firm of Pfaltz & Woller, P.A. and, from 1988 to 1994, he was a member of the law firm of Hannoch Weisman, A Professional Corporation.

     MR. ARGOV has been a director of the Company since March 1995. Since 1991, he has been Chairman, President and Chief Executive Officer of Kollmorgen Corporation, a $230 million diversified technology company that manufactures high performance motion control and electro-optical instruments. From 1988 to 1991, Mr. Argov was President, Chief Executive Officer and a principal of High Voltage Engineering Corporation, a $150 million diversified electrical producer of industrial controls, instrumentation and industrial machinery.


     MR. BELLEVILLE has been a director of the Company since June 1992. Since 1983, he has been Chief Executive Officer and Chairman of the Board of ATI Machinery, Inc., the largest Caterpillar tractor rental and leasing company in the western U.S. Since 1985, he has also served as Chairman of the Board of Sav-Trac of Arizona, Inc., a heavy equipment repair facility. In addition, from 1985 to 1995, Mr. Belleville served as President and Chief Executive Officer of Happy Horizons, Inc., an aircraft brokerage firm, and President of Pacific Plus, Inc., a consulting firm that specializes in turnarounds of troubled companies.


     MR. CHEMA has been a director of the Company since September 1992. Since 1989, he has been a partner in the Cleveland, Ohio law firm of Arter & Hadden, specializing in energy and telecommunications consulting. From January 1990 to February 1996, he served as Chairman of the Ohio Building Authority, an independent state agency that annually issues approximately $650 million of bonds and is responsible for financing and operating state office buildings and other facilities for the State of Ohio. From May 1990 to July 1995, Mr. Chema also served as Executive Director of the Gateway Economic Development Corporation of Greater Cleveland, a not-for-profit corporation chartered to build a baseball stadium and arena in downtown Cleveland. Mr. Chema is President of Gateway Consultants, Inc., a firm he founded in 1995 to provide consulting services relative to the financing and development of public assembly facilities such as ballparks, stadiums and arenas.

     MR. GLOUCHEVITCH has been a director of the Company since May 1996. Since 1992, he has been a Managing Director of Triumph Capital Group, Inc., a manager of institutional funds making private equity investments in middle market companies. From 1988 to 1991, he was a general partner in Riordan Venture Management, where he managed the personal assets of Richard J. Riordan, now mayor of Los Angeles.

     MR. LAWRENCE has been a director of the Company since September 1992. Since 1996, he has been Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. From 1993 to 1996, he served as President and Chief Executive Officer, Asia/Middle East/Africa of Pepsi-Cola Company, the unit of PepsiCo responsible for soft drink operations outside North America. From 1992 to 1993, he served as Executive Vice President of Pepsi-Cola International. From 1983 to 1992, Mr. Lawrence was a partner of LEK Partnership, a general partnership organized in England to provide management consulting and merger and acquisition advisory services. From 1986 to 1992, he also served as the Chairman of LEK Consulting Inc., the U.S. operating subsidiary of LEK Partnership.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of September 28, 1997, and as adjusted to reflect the completion of the Offering with respect to (i) each person who is known by the Company to be the beneficial owner of 5% or more of the then outstanding shares of Common Stock, (ii) each director and executive officer, (iii) each of the Selling Stockholders and (iv) all directors and executive officers as a group:

                                          SHARES OF COMMON STOCK                      SHARES OF COMMON STOCK
                                               BENEFICIALLY            SHARES OF           BENEFICIALLY
                                            OWNED PRIOR TO THE          COMMON           OWNED AFTER THE
                                               OFFERING (1)           STOCK TO BE            OFFERING
                                         ------------------------       SOLD IN       ----------------------
                  NAME                    NUMBER       PERCENTAGE    THE OFFERING      NUMBER     PERCENTAGE
---------------------------------------- ---------     ----------   ---------------   ---------   ----------
Arch C. Scurlock
c/o Research Industries, Incorporated
(2)
123 North Pitt Street
Alexandria, Virginia 22314.............. 1,146,740(3)     22.5          -0-           1,146,740      18.5
Kennedy Capital Management, Inc. (2)
10829 Olive Blvd.
St. Louis, Missouri 63141...............   403,425(4)      7.9          -0-             403,425       6.5
Michael J. Berthelot
c/o TransTechnology Corporation
150 Allen Road
Liberty Corner, New Jersey 07938........   369,953(5)      7.1           40,000         329,953       5.3
Dimensional Fund Advisors, Inc. (2)
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401..........   356,900(6)      7.0          -0-             356,900       5.8
FMR Corp. (2)
82 Devonshire Street
Boston, Massachusetts 02109.............   333,900(7)      6.5          -0-             333,900       5.4
Ryback Management Corporation (2)
7711 Carondelet Avenue Box 16900
St. Louis, Missouri 63105...............   319,500(8)      6.3          -0-             319,500       5.2
Patrick K. Bolger.......................    73,342(9)      1.4           40,000          33,342      *
Chandler J. Moisen......................    38,664(10)    *              20,000          18,664      *
Joseph F. Spanier.......................     6,172(11)    *             -0-               6,172      *
Winston Lau.............................     2,372(12)    *             -0-               2,372      *
Gerald C. Harvey........................     3,359(13)    *             -0-               3,359      *
Gideon Argov............................     4,337        *             -0-               4,337      *
Walter Belleville.......................     8,960(14)    *             -0-               8,960      *
Thomas V. Chema.........................     1,899(15)    *             -0-               1,899      *
Michel Glouchevitch.....................    14,152(16)    *             -0-              14,152      *
James A. Lawrence.......................    60,339(17)     1.2          -0-              60,339      *
All directors and executive officers
as a group (11 persons).................   583,549(18)    11.0          100,000         483,549       7.6

---------------

     * Less than 1%.

 (1) Unless otherwise indicated in these footnotes, each stockholder had sole voting and investment power with respect to the shares of Common Stock beneficially owned. All share amounts reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

 (2) Based on the most recent Schedule 13D or 13G on file with the Commission.

 (3) Includes 1,100,000 shares of Common Stock owned by Research Industries, Incorporated ("RII"); Dr. Scurlock owns 95% of the outstanding shares of capital stock of RII and may be deemed to beneficially own the 1,100,000 shares of Common Stock owned by RII.

 (4) Kennedy Capital Management, Inc., an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "IAA"), has sole voting power with respect to 379,400 shares and sole dispositive power with respect to 403,425 shares.

 (5) Includes options exercisable within 60 days to purchase 129,000 shares of Common Stock.

 (6) Dimensional Fund Advisors, Inc., ("Advisors"), an investment adviser registered under the IAA, has sole voting power with respect to 215,800 shares and sole dispositive power with respect to 356,900 shares. Persons who are officers of Advisors also serve as officers of DFA Investment Dimensions Group Inc. (the "Fund") and The DFA Investment Trust Company (the "Trust"), each an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "ICA"). In their capacities as officers of the Fund and the Trust, such persons have sole voting power with respect to 99,100 shares and 42,000 shares, respectively.

 (7) As reported in Schedule 13G filed by FMR Corp. on February 14, 1997 (the "Schedule 13G"), Fidelity Management & Research Company ("Fidelity Research"), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under the IAA, beneficially owns 333,900 shares. Fidelity Low-Priced Stock Fund, an investment company registered under the ICA, beneficially owns 333,900 shares. In addition, the Schedule 13G reports that each of Edward C. Johnson III, the Chairman of FMR Corp., and FMR Corp., through its control of Fidelity Research, and certain related funds claim to have sole dispositive power as to 333,900 shares owned by such funds. The sole voting power of such shares resides in the respective Board of Trustees of each of the various funds.

 (8) As reported in Schedule 13G filed by Ryback Management Corporation on January 27, 1997, Lindner Growth Fund, an investment company registered under the ICA is the beneficial owner of 300,000 shares. Lindner Growth Fund is a separate series of the Lindner Investment Series Trust, an investment company registered under the ICA. Ryback Management Corporation, an investment adviser registered under the IAA, beneficially owns 19,500 shares. Ryback has the sole power to vote all 319,500 shares held by both Ryback and Lindner.

 (9) Includes options exercisable within 60 days to purchase 59,000 shares of Common Stock.

(10) Includes 14,342 shares held jointly with Mr. Moisen's spouse and options exercisable within 60 days to purchase 22,700 shares of Common Stock.

(11) Includes options exercisable within 60 days to purchase 5,000 shares of Common Stock.

(12) Includes options exercisable within 60 days to purchase 2,000 shares of Common Stock.

(13) Includes options exercisable within 60 days to purchase 3,083 shares of Common Stock.

(14) Includes 3,000 shares held jointly with Mr. Belleville's spouse and options exercisable within 60 days to purchase 3,000 shares of Common Stock.

(15) Includes options exercisable within 60 days to purchase 714 shares of Common Stock.

(16) Includes options exercisable within 60 days to purchase 3,333 shares of Common Stock.

(17) Includes options exercisable within 60 days to purchase 25,000 shares of Common Stock.

(18) Includes options exercisable within 60 days to purchase 252,830 shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides for authorized capital stock of 15,000,000 shares, consisting of 14,700,000 shares of Common Stock, par value $.01 per share, and 300,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of September 28, 1997, 5,099,759 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. The following summary of the material terms of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and Bylaws.

COMMON STOCK

     All shares of Common Stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock, holders of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of the liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Shares of Common Stock have equal dividend, liquidation and other rights.

PREFERRED STOCK

     The Board of Directors is authorized to issue Preferred Stock in series and to fix designations, powers, preferences, rights, qualifications, limitations or restrictions of any such series, including, without limitation, the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of stock, voting rights, preemptive rights and other terms. To date, the Board of Directors has not so fixed any such Preferred Stock. Although no Preferred Stock is currently outstanding, because the Board of Directors has the power to establish the preferences and rights of the shares of any series of such Preferred Stock, it may afford holders of any such Preferred Stock preferences, powers and rights (including voting rights), senior to the rights of holders of Common Stock, which could adversely affect the holders of Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain Effects of Authorized But Unissued Stock. Under the Certificate of Incorporation, as of September 28, 1997, after giving effect to the Offering, there were approximately 8,510,241 shares of Common Stock and 300,000 shares of Preferred Stock available for future issuance. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

     One of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management that could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

     Delaware Business Combination Act. Section 203 (the "Delaware Business Combination Act") of the Delaware General Corporation Law generally imposes a three-year moratorium on business combinations between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (i) prior to an interested stockholder becoming such, the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming such; (ii) upon consummation of the transaction resulting in an interested stockholder becoming such, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and certain employee stock plans); or (iii) on or after an interested stockholder becomes such, the business combination is approved by (a) the board of directors and (b) holders of at least two-thirds of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

     The Delaware Business Combination Act applies to certain public companies incorporated in the State of Delaware unless the corporation expressly elects not to be governed by such legislation and sets forth such election in (i) the corporation's original certificate of incorporation; (ii) an amendment to the corporation's bylaws as adopted by the corporation's board of directors within 90 days of the effective date of such legislation; or (iii) an amendment to the corporation's certificate of incorporation or bylaws as approved by (in addition to any other vote required by law) a majority of the shares entitled to vote (however, such amendment would not be effective until twelve months after the date of its adoption and would not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such adoption of such amendment). The Company has not made such an election and is therefore subject to the Delaware Business Combination Act.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Wachovia Bank & Trust Co. N.A.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom ABN AMRO Chicago Corporation and EVEREN Securities, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions specified in the underwriting agreement among the Company, the Representatives and the Selling Stockholders (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite their names below:

                                                                             NUMBER OF
                                                                              SHARES
     UNDERWRITER                                                          OF COMMON STOCK
     -------------------------------------------------------------------  ---------------
     ABN AMRO Chicago Corporation.......................................
     EVEREN Securities, Inc.............................................
                                                                             ---------
               Total....................................................     1,100,000
                                                                             =========

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such public offering price less a concession not in
excess of $          per share, and that the Underwriters and such dealers may
allow to certain other dealers, including any Underwriters, a discount not in
excess of $          per share. After the initial offering to the public, the
public offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable by ABN AMRO Chicago Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to an aggregate of 165,000 additional shares of Common Stock at the public offering price less the underwriting discount as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     Each of the Company's executive officers and directors and each Selling Stockholder, who collectively will own 483,549 shares of Common Stock upon the completion of the Offering, and the Company, have agreed for a period of 90 days after the date of this Prospectus not to register for sale, sell, offer, contract to sell, grant an option for sale or otherwise dispose of or transfer any capital stock of the Company or any securities convertible into or exchangeable or exercisable for capital stock of the Company, without the prior written consent of ABN AMRO Chicago Corporation, except (i) in the case of the Company, issuances pursuant to the exercise of employee stock options granted under the Company's existing incentive plans and,

(ii) in the case of the executive officers and directors and each Selling Stockholder, permitted transfers, gifts and pledges of shares where the donees or pledgees, as the case may be, agree in writing to be bound by the terms of such agreement.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Common Stock is traded on the New York Stock Exchange under the symbol "TT."

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Hahn Loeser & Parks LLP, Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Chicago, Illinois. Jones, Day, Reavis & Pogue from time to time acts as counsel in certain matters for the Company.

                                    EXPERTS

     The financial statements of the Company and its consolidated subsidiaries, except The New Seeger Group (whose members are consolidated subsidiaries), as of March 31, 1996 and 1997 and for each of the three years in the period ended March 31, 1997 included in this Prospectus and the related financial statement schedule incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein. The financial statements of The New Seeger Group as of March 31, 1996 and for the period then ended have been audited by Arthur Andersen LLP as stated in their report included herein. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. The financial statements of TCR as of December 31, 1996 and 1995 and for the years then ended incorporated by reference in this Prospectus have been audited by Ocel, Heimer & Associates, Ltd., independent auditors, as stated in their report incorporated by reference herein. Such financial statements of TCR are incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Each of the foregoing firms are independent auditors.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-2 (of which this Prospectus is a part) under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including exhibits thereto, as well as such reports, proxy statements and other information filed by the Company with the Commission can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the New York Stock Exchange. Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission and that is located at http://www.sec.gov. The Registration Statement was filed electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof: the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997; the Company's Current Report on Form 8-K dated April 29, 1997 (as amended by Form 8-K/A); and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1997. Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to TransTechnology Corporation, 150 Allen Road, Liberty Corner, New Jersey 07938, telephone number (908) 903-1600, Attention:
Gerald C. Harvey, Vice President, Secretary and General Counsel.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
TransTechnology Corporation and Subsidiaries:

Audited Financial Statements
  Independent Auditors' Reports.......................................................    F-2
  Consolidated Balance Sheets as of March 31, 1997 and 1996...........................    F-4
  Statements of Consolidated Operations for the Years Ended March 31, 1997, 1996 and
     1995.............................................................................    F-5
  Statements of Consolidated Cash Flows for the Years Ended March 31, 1997, 1996 and
     1995.............................................................................    F-6
  Statements of Consolidated Stockholders' Equity for the Years Ended March 31, 1997,
     1996 and 1995....................................................................    F-7
  Notes to Consolidated Financial Statements..........................................    F-8

Unaudited Financial Statements
  Condensed Consolidated Balance Sheets as of June 29, 1997 and March 31, 1997........   F-23
  Condensed Statements of Consolidated Operations for the Three Months Ended June 29,
     1997 and June 30, 1996...........................................................   F-24
  Condensed Statements of Consolidated Cash Flows for the Three Months Ended June 29,
     1997 and June 30, 1996...........................................................   F-25
  Condensed Statements of Consolidated Stockholders' Equity for the Three Months Ended
     June 29, 1997....................................................................   F-26
  Notes to Condensed Consolidated Financial Statements................................   F-27

                          INDEPENDENT AUDITORS' REPORT

To The Stockholders and the Board of Directors of TransTechnology Corporation:

We have audited the accompanying consolidated balance sheets of TransTechnology Corporation and subsidiaries as of March 31, 1997 and 1996, and the related statements of consolidated operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of The New Seeger Group (whose members are consolidated subsidiaries) for the period ended March 31, 1996, which statements reflect total assets and total revenues constituting 32% and 28%, respectively, of the related consolidated totals for the year. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for The New Seeger Group for the period ended March 31, 1996, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of TransTechnology Corporation and subsidiaries at March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

May 12, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
The New Seeger Group:

We have audited the accompanying combined balance sheet in U.S. Dollars of The New Seeger Group (as defined in notes 1 and 3) as of March 31, 1996, and the related combined statements of income, shareholders' equity and cash flows for the period July 1, 1995 though March 31, 1996 which, as described in Note 3, have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of The New Seeger Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements in U.S. Dollars referred to above present fairly, in all material respects, the financial position of The New Seeger Group as of March 31, 1996, and the results of their operations and their cash flows for the period July 1, 1995 through March 31, 1996, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN
Wirtschaftsprufungsgestllschaft
Steuerberatungsgesellschaft mbH

/s/ LAUPENMUHLEN
Laupenmuhlen
Wirtschaftsprufer
(certified auditor)
/s/ KUGLER
Kugler
Wirtschaftsprufer
(certified auditor)

Eschborn/Frankfurt/M.
May 28, 1996

                          TRANSTECHNOLOGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                         MARCH 31,
                                                                                   ---------------------
                                                                                     1997         1996
                                                                                   --------     --------
Assets
Current Assets:
  Cash and cash equivalents......................................................  $  3,540     $  2,362
  Accounts receivable (net of allowance for doubtful accounts of $588 and $735 in
    1997 and 1996, respectively).................................................    28,392       28,368
  Notes receivable...............................................................     1,838        1,258
  Inventories....................................................................    50,677       50,551
  Prepaid expenses and other current assets......................................     1,028        1,726
  Deferred income taxes..........................................................     4,293        1,037
  Assets held for sale...........................................................     7,617        9,980
                                                                                   --------     --------
         Total current assets....................................................    97,385       95,282
                                                                                   --------     --------
Property:
  Land...........................................................................    12,272       12,616
  Buildings......................................................................    20,636       20,523
  Machinery and equipment........................................................    42,760       39,600
  Furniture and fixtures.........................................................     6,349        5,398
  Leasehold improvements.........................................................       190          189
                                                                                   --------     --------
         Total...................................................................    82,207       78,326
  Less accumulated depreciation and amortization.................................    23,594       17,749
                                                                                   --------     --------
         Property -- net.........................................................    58,613       60,577
                                                                                   --------     --------
Other Assets:
  Notes receivable...............................................................    11,125       12,824
  Costs in excess of net assets of acquired businesses (net of accumulated
    amortization of $3,869 and $3,308 in 1997 and 1996, respectively)............    18,878       16,411
  Other..........................................................................    13,135       14,273
                                                                                   --------     --------
         Total other assets......................................................    43,138       43,508
                                                                                   --------     --------
TOTAL............................................................................  $199,136     $199,367
                                                                                   ========     ========
Liabilities and Stockholders' Equity
Current Liabilities:
  Current portion of long-term debt..............................................  $  5,907     $  6,026
  Accounts payable -- trade......................................................    11,050       14,719
  Accrued compensation...........................................................     6,845        6,473
  Accrued income taxes...........................................................     1,632        1,415
  Other current liabilities......................................................    12,844        9,301
                                                                                   --------     --------
         Total current liabilities...............................................    38,278       37,934
                                                                                   --------     --------
Long-term Debt Payable to Banks and Others.......................................    67,516       72,565
                                                                                   --------     --------
Other Long-term Liabilities......................................................    15,898       16,398
                                                                                   --------     --------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock -- authorized, 300,000 shares; none issued
  Common stock -- authorized, 14,700,000 shares of $.01 par value; issued,
    5,316,971 and 5,276,463 shares in 1997 and 1996, respectively................        53           53
  Additional paid-in capital.....................................................    46,745       46,188
  Retained earnings..............................................................    36,937       29,467
  Other stockholders' equity.....................................................    (2,352)      (1,083)
                                                                                   --------     --------
                                                                                     81,383       74,625
  Less treasury stock, at cost -- 289,237 and 177,500 shares in 1997 and 1996,
    respectively.................................................................    (3,939)      (2,155)
                                                                                   --------     --------
         Total stockholders' equity..............................................    77,444       72,470
                                                                                   --------     --------
TOTAL............................................................................  $199,136     $199,367
                                                                                   ========     ========

                See notes to consolidated financial statements.

                          TRANSTECHNOLOGY CORPORATION

                     STATEMENTS OF CONSOLIDATED OPERATIONS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    YEARS ENDED MARCH 31,
                                                            -------------------------------------
                                                              1997          1996          1995
                                                            ---------     ---------     ---------
Net sales.................................................  $ 178,684     $ 158,024     $ 101,122
Cost of sales.............................................    122,480       107,426        71,968
                                                            ---------     ---------     ---------
          Gross profit....................................     56,204        50,598        29,154
General, administrative and selling expenses..............     35,309        31,812        17,051
Interest expense..........................................      6,797         6,316         2,831
Interest income...........................................     (1,202)       (1,010)         (760)
Royalty and other income..................................     (1,320)         (820)         (810)
                                                            ---------     ---------     ---------
Income from continuing operations before income taxes.....     16,620        14,300        10,842
Income taxes..............................................      6,898         5,792         3,457
                                                            ---------     ---------     ---------
Income from continuing operations.........................      9,722         8,508         7,385
Discontinued operations:
  Loss from operations (net of applicable tax benefits of
     $323 and $1,619 for 1996 and 1995, respectively).....         --          (517)       (2,602)
  Loss from disposal (net of applicable tax benefits of
     $663, $1,077 and $1,400 for 1997, 1996 and 1995,
     respectively)........................................       (934)         (617)       (2,250)
                                                            ---------     ---------     ---------
  Net income..............................................  $   8,788     $   7,374     $   2,533
                                                            =========     =========     =========
Earnings per share:
  Income from continuing operations.......................  $    1.92     $    1.67     $    1.45
  Loss from discontinued operations.......................      (0.18)        (0.22)        (0.95)
                                                            ---------     ---------     ---------
  Net income..............................................  $    1.74     $    1.45     $    0.50
                                                            =========     =========     =========
Number of shares used in computation of per share
  information.............................................  5,064,000     5,093,000     5,109,000

                See notes to consolidated financial statements.

                          TRANSTECHNOLOGY CORPORATION

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                 (IN THOUSANDS)

                                                                   YEARS ENDED MARCH 31,
                                                             ----------------------------------
                                                               1997         1996         1995
                                                             --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................  $  8,788     $  7,374     $  2,533
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Loss recognized on write down of marketable
       securities..........................................        --        2,613           --
     Depreciation and amortization.........................     7,406        6,027        5,349
     Provision for losses on accounts receivable...........       139          468           65
     Loss (gain) on sale or disposal of fixed assets and
       discontinued businesses.............................        64         (307)         704
     Change in assets and liabilities -- net of
       acquisitions and dispositions:
       (Increase) decrease in accounts receivable..........      (620)       4,290       (2,672)
       Decrease (increase) in inventories..................       191       (6,098)       5,595
       Decrease (increase) in assets held for sale.........       262       (1,915)      (3,672)
       (Increase) decrease in other assets.................      (453)       4,825       (2,521)
       (Decrease) increase in accounts payable.............    (3,650)         462        3,211
       Increase in accrued compensation....................       553        2,226        1,041
       Increase (decrease) in income tax payable...........       242         (676)        (121)
       Increase (decrease) in other liabilities............     1,385       (8,577)      (2,043)
                                                             --------     --------     --------
       Net cash provided by operating activities...........    14,307       10,712        7,469
                                                             --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Business acquisitions....................................    (3,602)     (45,594)     (15,952)
  Capital expenditures.....................................    (5,477)      (6,471)      (5,033)
  Proceeds from sale of fixed assets and discontinued
     business..............................................     2,705        8,111        6,977
  Decrease in notes receivable.............................     1,119        1,055        2,515
                                                             --------     --------     --------
     Net cash used in investing activities.................    (5,255)     (42,899)     (11,493)
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term borrowings.......................    40,105      107,363       42,019
  Payments on long-term debt...............................   (45,273)     (73,156)     (36,289)
  Proceeds from issuance of stock under stock option
     plan..................................................       365          188          202
  Treasury stock purchases.................................    (1,625)         (65)      (2,090)
  Dividends paid...........................................    (1,318)      (1,325)      (1,301)
                                                             --------     --------     --------
  Net cash (used in) provided by financing activities......    (7,746)      33,005        2,541
                                                             --------     --------     --------
  Effect of exchange rate changes on cash..................      (128)          --           --
  Increase (decrease) in cash and cash equivalents.........     1,178          818       (1,483)
  Cash and cash equivalents at beginning of year...........     2,362        1,544        3,027
                                                             --------     --------     --------
  Cash and cash equivalents at end of year.................  $  3,540     $  2,362     $  1,544
                                                             ========     ========     ========
Supplemental information:
  Interest payments........................................  $  6,606     $  5,036     $  3,054
  Income tax payments......................................  $  3,810     $  1,989     $  1,573

                See notes to consolidated financial statements.

                          TRANSTECHNOLOGY CORPORATION

                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

         YEARS ENDED                COMMON STOCK          TREASURY STOCK       ADDITIONAL                    OTHER
       MARCH 31, 1997,           -------------------    -------------------     PAID-IN      RETAINED    STOCKHOLDERS'
        1996 AND 1995             SHARES      AMOUNT     SHARES     AMOUNT      CAPITAL      EARNINGS       EQUITY         TOTAL
------------------------------   ---------    ------    --------    -------    ----------    --------    -------------    -------
BALANCE, MARCH 31, 1994.......   5,189,104     $ 52           --    $    --     $ 45,283     $ 22,186       $(1,568)      $65,953
  Net income..................          --       --           --         --           --        2,533            --         2,533
  Cash dividends ($.255 per
    share)....................          --       --           --         --           --       (1,301)           --        (1,301)
  Purchase of treasury
    stock.....................          --       --     (172,500)    (2,090)          --           --            --        (2,090)
  Issuance of stock under
    stock option plan.........      24,789       --           --         --          202           --            --           202
  Issuance of stock under
    incentive bonus
    plan -- net...............      28,423       --           --         --          317           --          (122)          195
  Foreign translation
    adjustments...............          --       --           --         --           --           --            54            54
  Unrealized investment
    holding losses............          --       --           --         --           --           --        (1,044)       (1,044)
                                 ---------      ---     --------    -------      -------      -------       -------       --------
BALANCE, MARCH 31, 1995.......   5,242,316       52     (172,500)    (2,090)      45,802       23,418        (2,680)       64,502
  Net income..................          --       --           --         --           --        7,374            --         7,374
  Cash dividends ($.26 per
    share)....................          --       --           --         --           --       (1,325)           --        (1,325)
  Purchase of treasury
    stock.....................          --       --       (5,000)       (65)          --           --            --           (65)
  Issuance of stock under
    stock option plan.........      20,308        1           --         --          187           --            --           188
  Issuance of stock under
    incentive bonus
    plan -- net...............      13,839       --           --         --          199           --          (122)           77
  Foreign translation
    adjustments...............          --       --           --         --           --           --          (894)         (894)
  Realized investment holding
    losses....................          --       --           --         --           --           --         2,613         2,613
                                 ---------      ---     --------    -------      -------      -------       -------       --------
BALANCE, MARCH 31, 1996.......   5,276,463       53     (177,500)    (2,155)      46,188       29,467        (1,083)       72,470
  Net income..................          --       --           --         --           --        8,788            --         8,788
  Cash dividends ($.26 per
    share)....................          --       --           --         --           --       (1,318)           --        (1,318)
  Purchase of treasury
    stock.....................          --       --     (100,000)    (1,625)          --           --            --        (1,625)
  Issuance of stock under
    stock option plan.........      30,381       --           --         --          365           --            --           365
  Issuance of stock under
    incentive bonus
    plan -- net...............      10,127       --      (11,737)      (159)         192           --            75           108
  Foreign translation
    adjustments...............          --       --           --         --           --           --        (1,061)       (1,061)
  Unrealized investment
    holding losses............          --       --           --         --           --           --          (283)         (283)
                                 ---------      ---     --------    -------      -------      -------       -------       --------
BALANCE, MARCH 31, 1997.......   5,316,971     $ 53     (289,237)   $(3,939)    $ 46,745     $ 36,937       $(2,352)      $77,444
                                 =========      ===     ========    =======      =======      =======       =======       ========

                See notes to consolidated financial statements.

                          TRANSTECHNOLOGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING PRINCIPLES

     TransTechnology Corporation (the "Company") develops, manufactures and sells a wide range of products in two industry segments, Specialty Fastener Products and Rescue Hoist and Cargo Hook Products. The Company has manufacturing facilities located in the United States, Germany, the United Kingdom and Brazil. The Specialty Fastener Products Segment produces highly engineered precision metal retaining rings, clamps, circlips and other fasteners primarily for the automotive, heavy truck, industrial and toy markets and accounted for approximately 81% of the Company's consolidated 1997 net sales. Through its Rescue Hoist and Cargo Hook Products Segment, the Company develops, manufactures, sells and services a complete line of sophisticated lifting and restraining products -- principally helicopter rescue hoist and cargo hook systems, and winches and hoists for aircraft and weapons systems, and accounted for approximately 19% of the Company's consolidated 1997 net sales.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of TransTechnology Corporation and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

     Related Party -- Research Industries Incorporated owns approximately 22% of the Company's outstanding common stock. Two former directors of the Company are the only shareholders of Research Industries Incorporated and each of these directors had a consulting contract with the Company that expired during fiscal 1995. During fiscal 1995, the Company expensed and paid $0.7 million for these contracts.

     Accounting for Contracts -- All of the Company's contracts are firm fixed-price. Sales and cost of sales on such contracts are recorded as deliveries are made. Losses on contracts are recorded as they are identified.

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with a maturity at date of acquisition of three months or less to be cash equivalents.

     Accounts Receivable -- Accounts receivable from the United States Government represent billed receivables and substantially all amounts are expected to be collected within one year. The Company has no amounts billed under retainage provisions of contracts.

     Inventories -- Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Cost includes material, labor and manufacturing overhead costs.

     Property and Related Depreciation and Amortization -- Provisions for depreciation are made on a straight-line basis over the estimated useful lives of depreciable assets ranging from three to thirty years. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the estimated useful lives of the improvements or the terms of the leases. In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1997 the Company adopted this statement and determined that no impairment loss need be recognized for applicable assets.

                          TRANSTECHNOLOGY CORPORATION

     Costs in Excess of Net Assets of Acquired Businesses -- The difference between the purchase price and the fair value of the net assets of acquired businesses is included in the accompanying Consolidated Balance Sheets under the caption "Costs in Excess of Net Assets of Acquired Businesses" and is being amortized over 40 years, or shorter periods where deemed appropriate. The Company has determined that there is no impairment in value since projected future operating results on an undiscounted basis through the period such costs in excess of net assets of acquired businesses are being amortized are expected to be sufficient to absorb the amortization.

     Earnings per Share -- Earnings per share are based on the weighted average number of common shares and, if dilutive, common stock equivalents (stock options) outstanding during each year.

     Research and Development and Engineering Costs -- Research and development and engineering costs in support of active products, which are charged to expense when incurred, amounted to $2.0 million, $1.7 million and $1.4 million in 1997, 1996 and 1995, respectively. Included in these amounts were expenditures of $0.8 million, $0.9 million and $0.4 million in 1997, 1996 and 1995, respectively, which represent costs related to research and development activities.

     Foreign Currency Translation -- Pursuant to Statement of Financial Accounting Standards No. 52, the assets and liabilities of the Company's international operations, other than the operations located in a highly inflationary country, have been translated into U.S. dollars at year-end exchange rates, with resulting translation gains and losses accumulated as a separate component of other stockholders' equity. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year. Translation adjustments of the operation located in a country with a highly inflationary economy, are included as a component of operating income.

     Income Taxes -- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     Investments -- On March 1, 1994, the Company received 465,000 shares of Mace Security International common stock, valued at $3.4 million, as partial consideration for the sale of a division. In the fourth quarter of 1996, the Company recorded a $2.6 million pretax charge to continuing operations to write down the carrying value of these shares to their current market value as the decline in value of these shares was determined to be other than temporary. Gross unrealized holding losses of $0.3 million were reported as a reduction of other stockholders' equity in the March 31, 1997 balance sheet.

     Financial Instruments -- The Company does not hold or issue financial instruments for trading purposes. Amounts to be paid or received under interest rate swap agreements are recognized as increases or reductions in interest expense in the periods in which they accrue. The Company enters into off-balance sheet forward foreign exchange instruments in order to hedge purchase commitments and certain foreign denominated long-term debt. Gains and losses on these instruments are included in other income/expense.

     New Accounting Standards -- In February 1997, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share and is effective for the Company's fiscal year ending March 31, 1998. The Company believes that the effect of implementing this standard will not effect results differently than currently reported. In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which will be effective for the Company beginning in the fiscal year ending March 31, 1999. SFAS No. 131 redefines how operating segments are determined and requires expanded quantitative and qualitative disclosures relating to a

                          TRANSTECHNOLOGY CORPORATION
company's operating segments. The Company has not yet completed its analysis of which operating segments, if any, it will disclose differently than previously reported.

     Reclassifications -- Certain reclassifications have been made to prior years to conform to the 1997 presentation.

2.  DISCONTINUED OPERATIONS

     In June 1995 and January 1996, the Company sold the domestic and European portions of its computer graphics service operations, respectively, in two separate transactions to two different buyers. These businesses operated under the name TransTechnology Systems & Services and were classified as discontinued operations in March 1995. The sale of the domestic portion for $0.7 million in cash and $0.6 million in notes receivable was for book value, and the sale of the European portion for $0.1 million in cash and $0.2 million in notes receivable resulted in an after-tax gain on disposal of $0.1 million in 1996. Additional after-tax disposal costs of $0.2 million were recorded in 1997 in connection with these sales.

     In August 1995, the Company sold its Electronics division for $4.4 million in cash and $9.6 million in notes receivable. The sale of this operation resulted in an after-tax gain on disposal of $0.2 million.

     In March 1995, the Company sold substantially all of the assets and business of its chaff products operation for $6.7 million in cash. The sale of this operation resulted in an after-tax loss on disposal of $0.4 million. Additional after-tax disposal costs of $0.2 million were recorded in 1996 in connection with the sale. The Company retained the chaff avionics product line and negotiated its sale separately in May 1995 for $0.3 million in cash and $0.7 million in notes receivable, resulting in an after-tax charge of $0.4 million. In the fourth quarter of 1996, the Company recorded an after-tax charge of $0.4 million to record the anticipated loss on the sale of the facility that was formerly used by this operation. Additional after-tax disposal costs of $0.1 million were recorded in 1997 related to the final sale of this facility.

     Additional after-tax costs of $0.6 million, $0.7 million and $1.9 million were recorded in 1997, 1996 and 1995, respectively, in connection with other previously discontinued and sold operations. These additional costs represent adjustments to previous estimates related primarily to legal and environmental matters.

     Operating results of the discontinued businesses were as follows (in thousands):

                                                                        1996       1995
                                                                       ------     -------
     Total sales...................................................    $7,951     $35,515
                                                                       ======     =======
     Loss before income taxes......................................    $ (840)    $(4,221)
     Income tax benefit............................................       323       1,619
                                                                       ------     -------
     Loss from operations..........................................    $ (517)    $(2,602)
                                                                       ======     =======

The loss from operations includes interest expense of $0.2 million and $0.5 million in 1996 and 1995, respectively.

Assets held for sale at March 31, 1997 and 1996 were as follows (in thousands):

                                                                         1997       1996
                                                                        ------     ------
     Inventory......................................................    $  429     $  529
     Property.......................................................     6,577      8,039
     Other assets...................................................       611      1,412
                                                                        ------     ------
     Assets held for sale...........................................    $7,617     $9,980
                                                                        ======     ======

                          TRANSTECHNOLOGY CORPORATION

3.  ACQUISITIONS

     On June 18, 1996, the Company acquired the Pebra hose clamp business from Pebra GmbH Paul Braun i.K. for approximately $3.0 million in cash plus direct acquisition costs. Pebra manufactures heavy duty hose clamps primarily for use in the manufacture of heavy trucks in Europe.

     On June 30, 1995, the Company acquired the Seeger Group of companies from a unit of AB SKF of Goteborg, Sweden for approximately $43.0 million in cash plus direct acquisition costs and the assumption of trade debts and accrued expenses. The Seeger Group, headquartered in Konigstein, Germany, manufactures circlips, snap rings and retaining rings.

     Effective August 31, 1994, the Company acquired all of the outstanding capital stock of Industrial Retaining Ring Company and its affiliated companies for a total purchase price of $15.3 million in cash and the assumption of liabilities. Industrial Retaining Ring Company manufactures retaining rings and clips used primarily in the heavy equipment and industrial machinery industries.

4.  INVENTORIES

     Inventories at March 31 consisted of the following (in thousands):

                                                                       1997        1996
                                                                      -------     -------
     Finished goods...............................................    $21,897     $22,645
     Work in process..............................................     10,335       9,326
     Purchased and manufactured parts.............................     18,445      18,580
                                                                      -------     -------
     Total........................................................    $50,677     $50,551
                                                                      =======     =======

5.  INCOME TAXES

     The components of total income (loss) from operations (including continuing and discontinued operations) before income taxes were (in thousands):

                                                              1997        1996        1995
                                                             -------     -------     ------
     Domestic............................................    $12,167     $ 8,124     $3,694
     Foreign.............................................      2,856       3,642       (723)
                                                             -------     -------     ------
               Total.....................................    $15,023     $11,766     $2,971
                                                             =======     =======     ======

     The provision for income taxes is summarized below (in thousands):

                                                                 1997       1996      1995
                                                                ------     ------     ----
     Currently payable:
       Domestic.............................................    $3,549     $1,813     $140
       Foreign..............................................        42        656       --
       State................................................       975        517      208
                                                                ------     ------     ----
                                                                 4,566      2,986      348
     Deferred...............................................     1,669      1,406       90
                                                                ------     ------     ----
               Total........................................    $6,235     $4,392     $438
                                                                ======     ======     ====

                          TRANSTECHNOLOGY CORPORATION

     The provision (benefit) for income taxes is allocated between continuing and discontinued operations as summarized below (in thousands):

                                                              1997       1996        1995
                                                             ------     -------     -------
     Continuing..........................................    $6,898     $ 5,792     $ 3,457
     Discontinued........................................      (663)     (1,400)     (3,019)
                                                             ------     -------     -------
               Total.....................................    $6,235     $ 4,392     $   438
                                                             ======     =======     =======

     The consolidated effective tax rates for continuing operations differ from the federal statutory rates as follows:

                                                                     1997     1996     1995
                                                                     ----     ----     ----
     Statutory federal rate......................................    35.0%    34.0%    34.0%
     State income taxes after federal income tax.................     4.5      3.6      4.6
     Earnings of the foreign sales corporation...................    (2.0)    (2.6)    (2.6)
     Amortization of purchase adjustments not deductible for tax
       purposes..................................................      --      1.9      1.0
     Revision of prior years' tax accruals.......................      --       --     (5.1)
     Foreign rate differential...................................     2.4      2.6       --
     Other.......................................................     1.6      1.0       --
                                                                     ----     ----     ----
     Consolidated effective tax rate.............................    41.5%    40.5%    31.9%
                                                                     ====     ====     ====

     The following is an analysis of accumulated deferred income taxes (in thousands):

                                                                        1997        1996
                                                                       -------     ------
     Assets:
       Current:
          Inventory................................................    $ 2,025     $  969
          Net operating loss.......................................        650         --
          Tax basis in excess of book basis on disposal of
            subsidiary.............................................        640         --
          Other....................................................        978         68
                                                                       -------     ------
               Total current.......................................      4,293      1,037
       Noncurrent:
          Environmental............................................        917      1,067
          Purchase accounting adjustments..........................      2,068      3,820
          Investment...............................................      1,128      1,049
          Net operating loss.......................................      1,618         --
          Other....................................................         --        737
                                                                       -------     ------
               Total noncurrent....................................      5,731      6,673
                                                                       -------     ------
     Total assets..................................................    $10,024     $7,710
                                                                       =======     ======
     Liabilities:
       Noncurrent:
          Depreciation.............................................    $ 3,765     $1,200
          Purchase accounting adjustments..........................      2,097      2,097
          Other....................................................        938        605
                                                                       -------     ------
     Total liabilities.............................................    $ 6,800     $3,902
                                                                       =======     ======

                          TRANSTECHNOLOGY CORPORATION

Summary -- accumulated deferred income taxes (in thousands):

                                                                        1997        1996
                                                                       -------     ------
     Net current assets............................................    $ 4,293     $1,037
     Net noncurrent (liabilities) assets...........................     (1,069)     2,771
                                                                       -------     ------
               Total...............................................    $ 3,224     $3,808
                                                                       =======     ======

6.  LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS

     Long-term debt payable, including current maturities, at March 31 consisted of the following (in thousands):

                                                                       1997        1996
                                                                      -------     -------
     Credit agreement -- 7.580%...................................    $22,825     $    --
     Credit agreement -- 7.965%...................................         --      21,420
     Term loan -- 7.50%...........................................     25,289          --
     Term loan -- 7.804%..........................................         --      31,320
     Term loan -- 9.79%...........................................     24,500      25,000
     Other........................................................        809         851
                                                                      -------     -------
                                                                       73,423      78,591
     Less current maturities......................................      5,907       6,026
                                                                      -------     -------
               Total..............................................    $67,516     $72,565
                                                                      =======     =======

     Credit Agreement -- At March 31, 1997, the Company's debt consisted of $16.7 million of borrowings under a revolving credit line, $6.1 million of borrowings under international lines of credit, a $25.3 million term loan, a $24.5 million term loan and $0.8 million of other borrowings. The revolving bank credit line commitment as amended on December 31, 1996 is $30.0 million, will be available to the Company through December 31, 2000 and is subject to a borrowing base formula. The agreement provides for borrowings and letters of credit based on collateralized accounts receivable and inventory. In addition, all of the remaining assets of the Company and its subsidiaries are included as collateral. Letters of credit, which are included in the borrowing base formula, are limited to $5.0 million. Letters of credit under the line at March 31, 1997 were $0.1 million. The total commitment from the international lines of credit as amended on December 31, 1996 is $10.0 million and has the same availability and collateral as the revolving credit line, but is not subject to a borrowing base formula. Interest on the revolver and international lines of credit are tied to the primary bank's prime rate, or, at the Company's option, the London Interbank Offered Rate (LIBOR) plus a margin that varies depending upon the Company's achievement of certain operating and financial goals.

     The $25.3 million (which includes $7.6 million and $6.3 million payable in Deutsche Mark and pound sterling, respectively) and $24.5 million term loans are with the same lenders as the revolving and international lines of credit, are secured by the same collateral, and are due and payable on March 31, and June 30, 2002, respectively. The $25.3 million term loan had an additional $15.0 million available through March 1997 for future acquisitions. Quarterly principal payments on the $25.3 million term loan of $1.4 million, with escalations to $1.8 million and $2.8 million in June 1999 and June 2000, respectively, began on December 31, 1995, and are due and payable on the last day of each quarter through December 31, 2000. Interest on the $25.3 million term loan is tied to the lending bank's prime rate, or LIBOR, plus a margin that varies, depending on the Company's achievement of certain operating and financial goals. Principal payments on the $24.5 million term loan of $0.5 million are due and payable annually beginning on June 30, 1996 through June 30, 2000, with final balloon payments of $7.5 million and $15.0 million due and payable on June 30, 2001 and June 30, 2002, respectively. Interest on the $24.5 million term loan accrues at the primary

                          TRANSTECHNOLOGY CORPORATION
lending bank's prime rate plus two percentage points. The agreement also gives the Company the option of using LIBOR plus three and one-quarter percentage points. At March 31, 1997, the Company had $49.9 million of borrowings utilizing LIBOR. The agreement as amended March 31, 1997, provides for additional term loans of $20.0 million.

     The credit facility limits the Company's ability to pay dividends to 25% of net income and restricts capital expenditures to $9.0 million annually, as well as containing other customary financial covenants.

     Other -- Other long-term debt is comprised principally of an obligation due under a collateralized borrowing arrangement with a fixed interest rate of 3% due December 2004 and loans on life insurance policies owned by the Company with a fixed interest rate of 5%.

     DEBT MATURITIES (IN THOUSANDS):
     --------------------------------------------------------------------------
     1998 (current)............................................................  $ 5,907
     1999......................................................................    5,852
     2000......................................................................    7,180
     2001......................................................................    8,588
     2002......................................................................   30,373
     Thereafter................................................................   15,523
                                                                                 -------
       Total...................................................................  $73,423
                                                                                 =======

7. STOCKHOLDERS' EQUITY AND EMPLOYEE/DIRECTOR STOCK OPTIONS

     Under the terms of the Company's amended and restated 1992 long-term incentive plan, 570 thousand of the Company's common shares may be granted as stock options or awarded as restricted stock to officers, directors and certain employees of the Company through September 2002. Option exercise prices equal the market price of the common shares at their grant dates. Options expire not later than five years after the date of the grant. Options granted vest ratably over three years beginning one year after the date of grant. Restricted stock is payable in equivalent number of common shares; the shares are distributable in a single installment and vest ratably over a three year period from the date of the award.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," in October 1995. Under SFAS No. 123, companies can either continue to account for stock compensation plans pursuant to existing accounting standards or elect to expense the value derived from using an option pricing model such as Black-Scholes. The Company will continue to apply existing accounting standards. However, SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the Company had adopted the expensing provisions of SFAS No.
123. Based on Black-Scholes values, pro forma net income for 1997 and 1996 would be $8.7 million and $7.4 million, respectively; pro forma earnings per common share for 1997 and 1996 would be $1.73 and $1.45, respectively.

                          TRANSTECHNOLOGY CORPORATION

     The following table summarizes stock option activity over the past two years under the plan:

                                                                              WEIGHTED-AVERAGE
                                                                  NUMBER          EXERCISE
                                                                 OF SHARES         PRICE
                                                                 ---------    ----------------
     Outstanding at April 1, 1995..............................   375,015          $12.37
       Granted.................................................   109,000           12.40
       Exercised...............................................   (20,308)           9.22
       Canceled or expired.....................................   (55,111)          13.12
                                                                  -------
     Outstanding at March 31, 1996.............................   408,596           12.62
       Granted.................................................    97,000           16.85
       Exercised...............................................   (30,381)          12.04
       Canceled or expired.....................................   (11,001)          12.55
                                                                  -------
     Outstanding at March 31, 1997.............................   464,214           13.54
                                                                  =======
     Options exercisable at March 31, 1996.....................   177,253           11.97
     Options exercisable at March 31, 1997.....................   264,211           12.26

     In 1997 and 1996, the Company awarded restricted stock totaling 6,435 and 18,267 shares, respectively. The weighted-average fair value of this restricted stock was $17.25 and $13.33 in 1997 and 1996, respectively. The expense recorded in 1997 and 1996 for restricted stock awards was $159 thousand and $122 thousand, respectively.

     The weighted-average Black-Scholes value per option granted in 1997 and 1996 was $13.55 and $10.28, respectively. The following weighted-average assumptions were used in the Black-Scholes option pricing model for options granted in 1997 and 1996:

                                                                            1997     1996
                                                                            ----     ----
     Dividend yield.......................................................   1.4%     2.0%
     Volatility...........................................................  29.0%    25.0%
     Risk-free interest rate..............................................   6.2%     5.7%
     Expected term of options (in years)..................................     4        4

     For options outstanding and exercisable at March 31, 1997, the exercise price ranges and average remaining lives were:

                                     OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                   -------------------------------------------------------     -----------------------------------
   RANGE OF            NUMBER                                 WEIGHTED-            NUMBER         WEIGHTED-AVERAGE
   EXERCISE        OUTSTANDING AT     WEIGHTED-AVERAGE         AVERAGE         EXERCISABLE AT         EXERCISE
    PRICES         MARCH 31, 1997      REMAINING LIFE      EXERCISE PRICE      MARCH 31, 1997          PRICE
--------------     --------------     ----------------     ---------------     --------------     ----------------
    $ 9 to $14         232,214               2                 $ 11.24             174,213             $10.77
    $15 to $19         232,000               3                   15.85              89,998              15.13
                       -------                                                     -------
                       464,214               3                 $ 13.54             264,211             $12.26
                       =======                                                     =======

8. EMPLOYEE BENEFIT PLANS

     The Company has an incentive bonus plan which provides for cash payments to selected employees based upon formulas approved by the Board of Directors. Provisions for awards under the plan approximated $1.6 million, $1.7 million and $1.2 million in 1997, 1996 and 1995, respectively. The Company has two defined contribution plans covering substantially all domestic employees. Contributions are based on certain percentages of an employee's eligible compensation. Expenses related to these plans were $2.5 million, $2.2 million and $1.6 million in 1997, 1996 and 1995, respectively.

                          TRANSTECHNOLOGY CORPORATION

     The Company provides postretirement benefits to union employees at one of the Company's divisions. The Company continues to fund these benefits on a pay-as-you-go basis.

     The components of net postretirement benefit cost for the years ended March 31 were as follows (in thousands):

                                                                      1997    1996    1995
                                                                      ----    ----    ----
     Service cost (benefits earned during the year).................  $ 3     $ 88    $ 94
     Interest cost on projected postretirement benefit obligation...   79      168     168
     Amortization of transition obligation..........................   --      101     101
     Amortization of net gain                                          --      (10)     --
                                                                      ---     ----    ----
               Total postretirement benefit cost....................  $82     $347    $363
                                                                      ===     ====    ====

     The accumulated postretirement benefit obligation and funded status at March 31 were as follows (in thousands):

                                                                        1997       1996
                                                                       -------    -------
     Accumulated postretirement benefit obligation:
       Retirees......................................................  $  (920)   $  (774)
       Fully eligible plan participants..............................      (20)      (365)
       Other active plan participants................................      (70)    (1,161)
                                                                       -------    -------
     Accumulated postretirement benefit obligation in excess of plan
       assets........................................................   (1,010)    (2,300)
     Unrecognized net gain...........................................       (6)      (217)
     Unrecognized transition obligation                                     --      1,724
                                                                       -------    -------
     Accrued postretirement benefit liability........................  $(1,016)   $  (793)
                                                                       =======    =======

     As of March 31, 1997 the Plan was amended reducing the remaining service lives of participants and limiting certain benefits provided by the Plan. The curtailment resulted in an additional 1997 expense of approximately $530 thousand.

     Accrued postretirement benefit cost is included in other liabilities on the balance sheet.

     The assumed health care cost trend rates used for measurement purposes was 12% for 1997 and 1996, trending down 1% each year to 10% in 1999 and then decreasing .5% each year to 6% in 2007 and beyond, for substantially all participants. The weighted-average discount rate used was 7.5% at March 31, 1997 and 1996.

     A 1% increase in health care trend rate would increase the annual expense by approximately 12.2% for the year ended March 31, 1997 and accumulated postretirement benefit obligation by approximately 13.6% at March 31, 1997.

     In addition, the Company maintains several defined benefit retirement plans for certain non-U.S. employees. Funding policies are based on local statutes. Net periodic pension cost for the plans for the years ended March 31 includes the following (in thousands):

                                                                            1997    1996
                                                                            ----    ----
     Service cost.........................................................  $ 49    $ 40
     Interest cost........................................................   436     343
     Net deferral and amortization........................................    43      34
                                                                            ----    ----
     Net periodic pension cost............................................  $528    $417
                                                                            ====    ====

                          TRANSTECHNOLOGY CORPORATION

     The following table sets forth the funded status of the plans at March 31 (in thousands):

                                                                          1997      1996
                                                                         ------    ------
     Total accumulated benefit obligation..............................  $5,408    $6,370
                                                                         ------    ------
     Projected benefit obligation......................................  $5,489    $6,615
     Unrecognized net gain (loss)......................................      75      (245)
                                                                         ------    ------
     Unfunded accrued pension cost (included in other long-term
       liabilities)....................................................  $5,564    $6,370
                                                                         ======    ======

     In determining the projected benefit obligation, the discount rates were 7.25% and 7.5% at March 31, 1997 and 1996, respectively, and the rates of salary increases were 2.5% and 3% in 1997 and 1996, respectively.

9. FINANCIAL INSTRUMENTS

     Interest Rate Swap Agreements -- The Company periodically enters into interest rate swap agreements to effectively convert all or a portion of its floating-rate debt to fixed-rate debt in order to reduce the Company's risk to movements in interest rates. Such agreements involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. Accordingly, the impact of fluctuations in interest rates on these interest rate swap agreements is fully offset by the opposite impact on the related debt. Swap agreements are only entered into with strong creditworthy counterparties. The swap agreements in effect were as follows:

                                                                                 RECEIVE
                                                                   MATURITIES    RATE(1)    PAY RATE
                                                    NOTIONAL       ----------    -------    --------
                                                     AMOUNT
                                                 --------------
                                                 (IN THOUSANDS)
     March 31, 1997............................      $25,000           8/98       5.56%       6.54%
                                                    DM12,648          12/98       3.31%       4.57%
     March 31, 1996............................      $25,000           8/98       5.88%       6.54%
                                                    DM15,313          12/98       3.36%       4.57%

---------------

(1) Based on three-month LIBOR

     Foreign Currency Exchange Agreements -- The Company enters into forward foreign currency agreements to hedge foreign currency denominated debt instruments. Realized and unrealized gains and losses arising from forward currency contracts are recognized as adjustments to the gains and losses resulting from the underlying hedged transactions.

     In addition, the Company enters into forward currency contracts to hedge certain foreign currency purchase commitments. Gains and losses from these transactions are included in the cost of the underlying purchases.

     The table below summarizes by currency the contractual amounts of the Company's foreign exchange contracts at March 31, 1997. The "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies, and the "Sell" amounts represent the U.S. dollar equivalent to sell foreign currencies (in thousands):

                                                            1997                   1996
                                                       --------------         --------------
                         CURRENCY                      BUY     SELL            BUY      SELL
     ------------------------------------------------  ---    -------         ------    ----
     Deutsche Mark...................................  $96    $11,992         $1,015     $--
     Pound Sterling..................................   --      1,459             --      --
                                                                                          --
                                                       ---    -------         ------
                                                       $96    $13,451         $1,015     $--
                                                       ===    =======         ======      ==

                          TRANSTECHNOLOGY CORPORATION

     Fair Value of Financial Instruments -- The fair values of cash and cash equivalents, receivables and notes receivable approximate their carrying values due to the short-term nature of the instruments.

     The fair value of the Company's long-term notes receivable and debt approximates their carrying values due to the variable interest-rate feature of the instruments. The fair values of the Company's interest rate swaps and forward foreign exchange agreements are the estimated amounts the Company would have to (pay) or receive to terminate the agreements at March 31, 1997 based upon quoted market prices as provided by financial institutions which are counterparties to the agreements and were as follows (in thousands):

                                                                      1997            1996
                                                                  ------------    ------------
                                                                  (PAY)RECEIVE    (PAY)RECEIVE
     Interest rate swap agreements..............................     $ (240)        $ (1,397)
     Forward foreign exchange agreements........................      1,329               30

10. COMMITMENTS

     Rent expense under operating leases, net of subleases, for the years ended March 31, 1997, 1996, and 1995 was $2.3 million, $2.0 million and $1.8 million, respectively. The Company has no material capital leases.

     The Company and its subsidiaries have minimum rental commitments under noncancellable operating leases (relating primarily to leased buildings) which are as follows (in thousands):

                YEAR ENDING MARCH 31,
------------------------------------------------------
       1998...........................................  $2,669
       1999...........................................   2,117
       2000...........................................   1,032
       2001...........................................     604
       2002...........................................     489
       Thereafter.....................................     132
                                                        ------
               Total..................................  $7,043
                                                        ======

     Included in the above amounts is the aggregate lease commitment associated with the Company's former corporate office which has been subleased. Future sublease rentals receivable at March 31, 1997 totalled $0.6 million. Other long-term liabilities at March 31, 1997 include a $0.1 million obligation associated with the lease which expires in July 1998.

11. CONTINGENCIES

     Environmental Matters. The Company has commenced environmental site assessments and cleanup feasibility studies to determine the presence, extent and sources of any environmental contamination at a site in Pennsylvania which continues to be owned although the related business has been sold. Although no governmental action requiring remediation has been taken at this time, the Company is working in cooperation with the relevant state authority and any remedial work required to be performed would be subject to its approval. A design report for implementation of a portion of a remedy at the Pennsylvania site has been prepared and submitted to the state. At March 31, 1997, the balance of the Company's cleanup reserve was $2.1 million payable over the next several years. In addition, the Company is pursuing recovery of a portion of cleanup costs in litigation with several of its insurance carriers. The Company expects that remediation work at the Pennsylvania site will not be completed until fiscal 2000.

     The Company also continues to participate in environmental assessments and remediation work at twelve other locations, which include operating facilities, facilities for sale, and previously owned facilities. The

                          TRANSTECHNOLOGY CORPORATION

Company estimates that its potential cost for implementing corrective action at these sites will not exceed $1.0 million payable over the next several years, and has provided for the estimated costs in its accrual for environmental liabilities.

     In addition, the Company has been named as a potentially responsible party in five environmental proceedings pending in several other states in which it is alleged that the Company was a generator of waste that was sent to landfills and other treatment facilities and, as to several sites, it is alleged that the Company was an owner or operator. Such properties generally relate to businesses which have been sold or discontinued. It is not possible to reliably estimate the costs associated with any remedial work to be performed until studies at these sites have been completed, the scope of work defined and a method of remediation selected and approved by the relevant state authorities, and the costs allocated among the potentially responsible parties.

     Litigation. The Company is also engaged in various other legal proceedings incidental to its business.

     It is the opinion of management that, after taking into consideration information furnished by its counsel, the above matters will have no material effect on the Company's consolidated financial position or the results of the Company's operations in future periods.

12. SUBSEQUENT EVENTS

     On April 17, 1997, the Company acquired all of the outstanding stock of TCR Corporation for $32.6 million cash plus other contingent consideration. TCR, located in Minneapolis, produces externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets. TCR sales were approximately $23.0 million for calendar year 1996.

     The acquisition was financed by a term loan under the Company's credit agreement resulting in increased annual principal payments of approximately $3.4 million beginning June 1997.

13. SEGMENT AND GEOGRAPHIC INFORMATION

     The Company develops, manufactures and sells, primarily, specialty fastener products and rescue hoist and cargo hook products. Specialty Fastener Products include gear-driven band fasteners, threaded fasteners and retaining rings for the marine, auto, toy, aircraft, heavy equipment and industrial machinery industries. Rescue Hoist and Cargo Hook Products include lifting, control, and restraint devices -- principally helicopter rescue hoists and external hook systems, winches and hoists for aircraft and weapon-handling systems, and aircraft and cargo tie-downs.

     Operating profit is net sales less operating expenses. General corporate expenses, interest and income taxes have not been deducted in determining operating profit. Assets, depreciation and amortization, and capital expenditures are those identifiable to a particular segment by their use. Approximately 9%, 8% and 18% of sales from continuing operations in 1997, 1996 and 1995, respectively, were derived from sales to the United States Government and its prime contractors which are attributable primarily to the Rescue Hoist and Cargo Hook Products Segment.

                          TRANSTECHNOLOGY CORPORATION

                                                                                     DEPRECIATION/
                                   FISCAL              OPERATING       CAPITAL       AMORTIZATION    IDENTIFIABLE
         (IN THOUSANDS)             YEAR     SALES     PROFIT(1)   EXPENDITURES(2)    EXPENSE(2)        ASSETS
---------------------------------  ------   --------   ---------   ---------------   -------------   ------------
Specialty fastener products......   1997    $144,197    $ 24,040       $ 4,715          $ 5,881        $140,960
                                    1996     127,487      23,702         5,171            4,710         138,001
                                    1995      71,103      16,500         3,193            1,906          60,986
                                                                                                         --------

Rescue hoist and cargo hook
  products.......................   1997      34,487       7,483           618              645          26,146
                                    1996      30,537       4,928           901              756          26,334
                                    1995      30,019         160           469              605          24,493
                                                                                                         --------

Total segments...................   1997     178,684      31,523         5,333            6,526         167,106
                                    1996     158,024      28,630         6,072            5,466         164,335
                                    1995     101,122      16,660         3,662            2,511          85,479
                                                                                                         --------

Corporate........................   1997          --      (9,253)          144              825          32,030
                                    1996          --      (8,987)          399              438          35,032
                                    1995          --      (3,882)           64              260          43,917
                                                                                                         --------

Corporate interest and other
  income.........................   1997          --       1,147            --               --
                                    1996          --         973            --               --              --
                                    1995          --         895            --               --              --
                                                                                                         --------

Interest expense.................   1997          --      (6,797)           --               --              --
                                    1996          --      (6,316)           --               --              --
                                    1995          --      (2,831)           --               --              --
                                                                                                         --------

Consolidated.....................   1997    $178,684    $ 16,620       $ 5,477          $ 7,351        $199,136
                                    1996     158,024      14,300         6,471            5,904         199,367
                                    1995     101,122      10,842         3,726            2,771         129,396
                                                                                                         --------

---------------

(1) Operating profit represents net sales less operating expenses which include all costs and expenses related to the Company's operations in each segment. General corporate expenses and interest and other income earned at the corporate level are included in the corporate section. Interest expense is also separately reported. The amount of the "Consolidated" line represents "Income from Continuing Operations Before Income Taxes." Loss from discontinued operations is not included.

(2) The capital expenditures and depreciation/amortization expense from discontinued operations are excluded from the above schedule.

                          TRANSTECHNOLOGY CORPORATION

In 1997, 1996 and 1995, the Company had revenues from export sales as follows (in thousands):

                                                             1997        1996        1995
                                                            -------     -------     -------
     Western Europe.....................................    $ 8,349     $ 7,230     $ 6,641
     Canada.............................................      6,316       6,323       5,896
     Pacific and Far East...............................      3,027       2,312       1,638
     Mexico, Central and South America..................      1,751         851       1,015
     Middle East........................................        194         167         114
     Other..............................................        156          22         136
                                                            -------     -------     -------
               Total....................................    $19,793     $16,905     $15,440
                                                            =======     =======     =======

Results set forth below for international operations represent sales and operating income of foreign-based Company operations (in thousands):

                                                                      1997         1996
                                                                    --------     --------
     Net sales:
       Domestic operations......................................    $120,655     $112,860
       International operations (1).............................      58,029       45,164
                                                                    --------     --------
     Net sales..................................................    $178,684     $158,024
                                                                    ========     ========
     Operating income:
       Domestic operations......................................    $ 24,991     $ 22,454
       International operations (1).............................       6,532        6,176
                                                                    --------     --------
          Operating income......................................      31,523       28,630
     Interest expense...........................................      (6,797)      (6,316)
     Corporate expense and other................................      (8,106)      (8,014)
                                                                    --------     --------
     Income from continuing operations before tax...............    $ 16,620     $ 14,300
                                                                    ========     ========
     Identifiable assets:
       Domestic operations......................................    $ 94,794     $ 96,944
       International operations (1).............................      72,312       67,391
       Corporate................................................      32,030       35,032
                                                                    --------     --------
     Total assets...............................................    $199,136     $199,367
                                                                    ========     ========

---------------

(1) International operations are primarily located in Europe. Prior to 1996 the Company had no significant international operations.

                          TRANSTECHNOLOGY CORPORATION

14.  UNAUDITED QUARTERLY FINANCIAL DATA
     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               FIRST     SECOND      THIRD     FOURTH
                                              QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                              -------    -------    -------    -------    --------
1997
Net sales..................................   $44,640    $43,580    $42,851    $47,613    $178,684
Gross profit...............................    13,701     12,496     13,990     16,017      56,204
Income from continuing operations..........     2,097      1,727      3,020      2,878       9,722
Loss from discontinued operations..........      (269)      (206)      (199)      (260)       (934)
                                              -------    -------    -------    -------    --------
          Net income.......................   $ 1,828    $ 1,521    $ 2,821    $ 2,618    $  8,788
                                              =======    =======    =======    =======    ========
Earnings (loss) per share (a):
Income from continuing operations..........   $  0.41    $  0.34    $  0.60    $  0.55    $   1.92
Loss from discontinued operations..........     (0.05)     (0.04)     (0.04)     (0.05)      (0.18)
                                              -------    -------    -------    -------    --------
Net income.................................   $  0.36    $  0.30    $  0.56    $  0.50    $   1.74
                                              =======    =======    =======    =======    ========
1996
Net sales..................................   $26,207    $43,861    $41,087    $46,869    $158,024
Gross profit...............................     8,268     11,889     13,818     16,623      50,598
Income from continuing operations..........     1,733      1,343      2,793      2,639       8,508
Loss from discontinued operations..........      (172)      (149)      (447)      (366)     (1,134)
                                              -------    -------    -------    -------    --------
          Net income.......................   $ 1,561    $ 1,194    $ 2,346    $ 2,273    $  7,374
                                              =======    =======    =======    =======    ========
Earnings (loss) per share:
Income from continuing operations..........   $  0.34    $  0.26    $  0.55    $  0.52    $   1.67
Loss from discontinued operations..........     (0.03)     (0.03)     (0.09)     (0.07)      (0.22)
                                              -------    -------    -------    -------    --------
Net income.................................   $  0.31    $  0.23    $  0.46    $  0.45    $   1.45
                                              =======    =======    =======    =======    ========

---------------

(a) Calculation of earnings per share for the quarter ended March 31, 1997 includes common stock equivalents of approximately 170,000 shares relating to stock options.

                          TRANSTECHNOLOGY CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                         UNAUDITED
                                                                         JUNE 29,      MARCH 31,
                                                                           1997          1997
                                                                         ---------     ---------
Assets
Current assets:
  Cash and cash equivalents..........................................    $   2,298     $   3,540
  Accounts receivable (net of allowance for doubtful accounts of $548
     at June 29, 1997 and $588 at March 31, 1997)....................       32,372        28,392
  Notes receivable...................................................        3,749         1,838
  Inventories........................................................       50,928        50,677
  Prepaid expenses and other current assets..........................        1,703         1,028
  Deferred income taxes..............................................        4,212         4,293
  Assets held for sale...............................................        7,205         7,617
                                                                          --------      --------
          Total current assets.......................................      102,467        97,385
                                                                          --------      --------
Property, Plant and Equipment........................................       89,658        82,207
  Less accumulated depreciation and amortization.....................       25,145        23,594
                                                                          --------      --------
     Property, Plant and Equipment -- net............................       64,513        58,613
                                                                          --------      --------
Other Assets:
  Notes receivable...................................................        8,988        11,125
  Costs in excess of net assets of acquired businesses (net of accumulated amortization: June 29, 1997, $4,153; March 31, 1997,
     $3,869).........................................................       46,194        18,878
  Other..............................................................       12,515        13,135
                                                                          --------      --------
          Total other assets.........................................       67,697        43,138
                                                                          --------      --------
TOTAL................................................................    $ 234,677     $ 199,136
                                                                          ========      ========
Liabilities and Stockholders' Equity
Current liabilities:
  Current portion of long-term debt..................................    $  10,004     $   5,907
  Accounts payable -- trade..........................................        9,832        11,050
  Accrued compensation...............................................        4,525         6,845
  Accrued income taxes...............................................        2,333         1,632
  Other current liabilities..........................................       16,309        12,844
                                                                          --------      --------
          Total current liabilities..................................       43,003        38,278
                                                                          --------      --------
Long-term debt payable to banks and others...........................       95,378        67,516
                                                                          --------      --------
Other long-term liabilities..........................................       17,156        15,898
                                                                          --------      --------
Stockholders' equity:
  Preferred stock-authorized, 300,000 shares; none issued
  Common stock-authorized, 14,700,000 shares of $.01 par value;
     issued 5,319,759 at June 29, 1997, and 5,316,971 at March 31,
     1997............................................................           54            53
  Additional paid-in capital.........................................       46,800        46,745
  Retained earnings..................................................       38,876        36,937
  Other stockholders' equity.........................................       (2,602)       (2,352)
                                                                          --------      --------
                                                                            83,128        81,383
  Less treasury stock, at cost -- (291,719 shares at June 29, 1997
     and 289,237 shares at March 31, 1997)...........................       (3,988)       (3,939)
                                                                          --------      --------
          Total stockholders' equity.................................       79,140        77,444
                                                                          --------      --------
TOTAL................................................................    $ 234,677     $ 199,136
                                                                          ========      ========

      See notes to unaudited condensed consolidated financial statements.

                          TRANSTECHNOLOGY CORPORATION

                CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
                                   UNAUDITED
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           THREE MONTHS ENDED
                                                                     -------------------------------
                                                                     JUNE 29, 1997     JUNE 30, 1996
                                                                     -------------     -------------
Net sales........................................................     $    49,923       $    44,640
Cost of sales....................................................          34,575            30,939
                                                                      -----------       -----------
          Gross profit...........................................          15,348            13,701
                                                                      -----------       -----------
General, administrative and selling expenses.....................           9,571             8,561
Interest expense.................................................           1,976             1,810
Interest income..................................................            (243)             (269)
Other income.....................................................              (3)              (17)
                                                                      -----------       -----------
Income from continuing operations before income taxes............           4,047             3,616
Income taxes.....................................................           1,680             1,519
                                                                      -----------       -----------
Income from continuing operations................................           2,367             2,097
Discontinued operations:
  Loss from disposal (net of applicable tax benefit of $72 and
     $189 for the three months ended June 29, 1997 and June 30,
     1996, respectively).........................................            (102)             (269)
                                                                      -----------       -----------
  Net income.....................................................     $     2,265       $     1,828
                                                                      ===========       ===========
Earnings per share:
  Income from continuing operations..............................     $      0.46       $      0.41
  Loss from discontinued operations..............................           (0.02)            (0.05)
                                                                      -----------       -----------
  Net income.....................................................     $      0.44       $      0.36
                                                                      ===========       ===========
Number of shares used in computation of per share information....       5,186,000         5,104,000

      See notes to unaudited condensed consolidated financial statements.

                          TRANSTECHNOLOGY CORPORATION

                CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
                                   UNAUDITED
                                 (IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                                                     -------------------------------
                                                                     JUNE 29, 1997     JUNE 30, 1996
                                                                     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.......................................................      $   2,265          $ 1,828
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization..................................          2,152            1,920
  Provision for losses on accounts receivable....................             23               52
  Loss on sale or disposal of fixed assets and discontinued
     businesses..................................................              5               38
  Change in assets and liabilities net of acquisitions and
     dispositions:
     (Increase) decrease in accounts receivable..................            (60)           2,146
     Decrease in inventories.....................................          1,475              988
     Decrease in assets held for sale............................            412              865
     Increase in other assets....................................           (325)          (3,909)
     Decrease in accounts payable................................         (3,356)          (2,361)
     Decrease in accrued compensation............................         (2,320)          (1,663)
     Increase in income tax payable..............................            701              770
     Increase in other liabilities...............................          1,324            2,645
                                                                        --------         --------
     Net cash provided by operating activities...................          2,296            3,319
                                                                        --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquisitions net of cash acquired.......................        (33,929)          (3,344)
Capital expenditures.............................................         (1,748)          (1,307)
Proceeds from sale of fixed assets and discontinued business.....            261            1,987
Decrease in notes receivable.....................................            226              235
                                                                        --------         --------
     Net cash used in investing activities.......................        (35,190)          (2,429)
                                                                        --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings...............................         45,500            8,431
Payments on long-term debt.......................................        (13,541)         (10,200)
Proceeds from issuance of stock under stock option plan..........             56              179
Dividends paid...................................................           (326)            (332)
                                                                        --------         --------
     Net cash provided by (used in) financing activities.........         31,689           (1,922)
                                                                        --------         --------
Effect of exchange rate changes on cash..........................            (37)              --
Decrease in cash and cash equivalents............................         (1,242)          (1,032)
Cash and cash equivalents at beginning of period.................          3,540            2,362
                                                                        --------         --------
Cash and cash equivalents at end of period.......................      $   2,298          $ 1,330
                                                                        ========         ========
Supplemental information:
Interest payments................................................      $   1,145          $ 1,342
Income tax payments..............................................      $     115          $   337

      See notes to unaudited condensed consolidated financial statements.

                          TRANSTECHNOLOGY CORPORATION

           CONDENSED STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
                                   UNAUDITED
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                        COMMON STOCK        TREASURY STOCK     ADDITIONAL                 OTHER
  FOR THE QUARTER    ------------------   ------------------    PAID-IN     RETAINED   STOCKHOLDERS'
ENDED JUNE 29, 1997   SHARES     AMOUNT    SHARES    AMOUNT     CAPITAL     EARNINGS      EQUITY       TOTAL
-------------------  ---------   ------   --------   -------   ----------   --------   ------------   -------
Balance, March 31,
  1997.............  5,316,971    $ 53    (289,237)  $(3,939)   $ 46,745    $ 36,937     $ (2,352)    $77,444
Net income.........         --      --          --        --          --       2,265           --       2,265
Cash dividends
  ($.065 per
  share)...........         --      --          --        --          --        (326)          --        (326)
Unrealized
  investment
  holding losses...         --      --          --        --          --          --          (40)        (40)
Effects of stock
  under incentive
  bonus
  plan -- net......      2,788       1      (2,482)      (49)         55          --          (17)        (10)
Foreign translation
  adjustments......         --      --          --        --          --          --         (193)       (193)
                                  ====
                     ---------             -------   -------     -------     -------      -------
Balance, June 29,
  1997.............  5,319,759    $ 54    (291,719)  $(3,988)   $ 46,800    $ 38,876     $ (2,602)    $79,140
                     =========   ========  =======   =======     =======     =======      =======

      See notes to unaudited condensed consolidated financial statements.

                          TRANSTECHNOLOGY CORPORATION

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)

1.  FINANCIAL STATEMENTS

     The unaudited Statements of Consolidated Operations, Consolidated Balance Sheets and Statements of Consolidated Cash Flows are of TransTechnology Corporation and its consolidated subsidiaries. These financial statements reflect all adjustments of a normal recurring nature, which are, in the opinion of management, necessary to a fair presentation of the results of operations for the interim periods reflected therein. The results reflected in the unaudited Statements of Consolidated Operations for the period ended June 29, 1997 are not necessarily indicative of the results to be expected for the entire year. The unaudited Consolidated Financial Statements should be read in conjunction with the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited financial statements and related notes thereto contained elsewhere in this Prospectus.

2.  EARNINGS PER SHARE

     Earnings per share are based on the weighted average number of common stock and common stock equivalents (stock options) outstanding during each period.

     Calculation of earnings per share for the period ended June 29, 1997 includes common stock equivalents of approximately 159,000 shares relating to stock options.

3.  INVENTORIES

     Inventories consisted of the following:

                                                               JUNE 29, 1997     MARCH 31, 1997
                                                               -------------     --------------
     Finished goods........................................       $22,003           $ 21,897
     Work in process.......................................        10,131             10,335
     Purchased and manufactured parts......................        18,794             18,445
                                                                  -------            -------
               Total inventories...........................       $50,928           $ 50,677
                                                                  =======            =======

4.  LONG-TERM DEBT PAYABLE TO BANKS AND OTHERS

     Long-term debt payable, including current maturities, at June 29, 1997 and March 31, 1997 consisted of the following:

                                                  INTEREST RATE     JUNE 29, 1997     MARCH 31, 1997
                                                  -------------     -------------     --------------
     Credit agreement...........................       5.15%           $ 2,441                 --
     Credit agreement...........................       7.58%                --           $ 22,825
     Credit agreement...........................       7.81%            10,000                 --
     Credit agreement...........................       8.72%             5,320                 --
     Credit agreement...........................       9.00%             2,200                 --
     Term loan..................................       6.57%             7,451                 --
     Term loan..................................        7.5%                --             25,289
     Term loan..................................       7.69%               600                 --
     Term loan..................................       7.81%            45,800                 --
     Term loan..................................       8.72%             6,325                 --
     Term loan..................................       9.06%            24,000                 --
     Term loan..................................       9.79%               500             24,500
     Other......................................                           745                809
                                                                       -------           --------
                                                                       105,382             73,423
     Less current maturities....................                        10,004              5,907
                                                                       -------           --------
               Total............................                       $95,378           $ 67,516
                                                                       =======           ========

                          TRANSTECHNOLOGY CORPORATION

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS -- CONTINUED

CREDIT AGREEMENT

     On June 29, 1997 the Company's debt consisted of $12.2 million of borrowings under a revolving credit line ("the Revolver"), $7.8 million of borrowings under international lines of credit ("the International Lines of Credit"), a $60.2 million term loan ("Term Loan A"), a $24.5 million term loan ("Term Loan B") and $0.7 million of other borrowings. The Revolver commitment of $30.0 million will be available to the Company through December 31, 2000 and is subject to a borrowing base formula. The Company's credit agreement with a group of commercial banks provides for borrowings and letters of credit based on collateralized accounts receivable and inventory. In addition, all of the remaining assets of the Company and its subsidiaries are included as collateral. Letters of credit, which are included in the borrowing base formula are limited to $5.0 million. Letters of credit under the line at June 29, 1997 were $0.1 million. The total commitment under the International Lines of Credit is $10.0 million and is subject to the same availability and collateral as the revolver, but is not subject to a borrowing base formula. Interest on the Revolver and the International Lines of Credit is tied to the primary lending bank's prime rate, or at the Company's option, the London Interbank Offered Rate ("LIBOR"), plus a margin that varies depending upon the Company's achievement of certain operating and financial goals.

     On March 31,1997, the Company amended its Term Loan A bank debt to increase the availability by $20.0 million, giving the Company a total of $35.0 million available for acquisitions. On April 17, 1997, $32.6 million of this amount was used by the Company to acquire TCR Corporation.

     The $60.2 million and $24.5 million term loans are with the same lenders as the revolving and international lines of credit, are secured by the same collateral, and are due and payable on March 31, and June 30, 2002, respectively. Quarterly principal payments on Term Loan A are $2.2 million, with escalations to $3.0 million, $3.2 million and $4.0 million in June, 1998, 1999 and 2000, respectively. Interest on Term Loan A is tied to the primary lending banks prime rate, or LIBOR, plus a margin that varies depending upon the Company's achievement of certain operating and financial goals. Annual principal payments on Term Loan B of $0.5 million are due through June 30, 2000, with final balloon payments of $7.5 million and $15.0 million due on June 30, 2001 and June 30, 2002, respectively. Interest on Term Loan B accrues at the primary lending bank's prime rate plus two percentage points. The agreement also gives the Company the option of using LIBOR plus three and one-quarter percentage points. At June 29, 1997, $79.8 million of the Company's outstanding borrowings utilized LIBOR.

     Additionally, the credit facility limits capital expenditures to $9.0 million annually and contains other customary financial covenants including a limit on the Company's ability to pay dividends to 25% of net income.

OTHER

     Other long-term debt is comprised principally of an obligation due under a collateralized borrowing arrangement with a fixed interest rate of 3% due December 2004 and loans on life insurance policies owned by the Company with a fixed interest rate of 5%.

                          TRANSTECHNOLOGY CORPORATION

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS -- CONTINUED

DEBT MATURITIES

                                   JUNE 30,
               -------------------------------------------------
               1998 (current)...................................      $ 10,004
               1999.............................................        12,524
               2000.............................................        13,980
               2001.............................................        43,859
               2002.............................................        25,015
                                                                      --------
                         Total..................................      $105,382
                                                                      ========

5.  DISCONTINUED OPERATIONS

     After-tax costs of $0.1 million were recorded in the first quarter of 1998, in connection with previously discontinued and sold businesses. These costs represent adjustments to previous estimates related primarily to environmental and legal matters.

Assets held for sale at June 29, 1997 and March 31, 1997 were as follows:

                                                               JUNE 29, 1997     MARCH 31, 1997
                                                               -------------     --------------
     Inventory.............................................       $   427            $  429
     Property..............................................         6,611             6,577
     Other assets..........................................           167               611
                                                                   ------            ------
     Assets held for sale..................................       $ 7,205            $7,617
                                                                   ======            ======

6.  ACQUISITIONS

     On June 18, 1996 the Company acquired the Pebra hose clamp business from Pebra GmbH Paul Braun i.K. for approximately $3.0 million in cash plus direct acquisition costs. Pebra is located in Frittlingen, Germany, and manufactures heavy duty hose clamps primarily for use in the manufacture of heavy trucks in Europe.

     On April 17, 1997 the Company acquired all of the outstanding stock of TCR Corporation ("TCR") for $32.6 million in cash plus direct acquisition costs and other contingent consideration. TCR, located in Minneapolis, Minnesota, produces externally threaded fasteners and related products for the automotive, heavy vehicle, marine and industrial markets. The results of TCR have been included from the date of acquisition. The results for the period from April 1, 1997 to the date of acquisition were not deemed material and, therefore, APB No. 16 pro forma information has not been presented for the quarter ended June 29, 1997.

7.  NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which establishes standards for computing and presenting earnings per share and is effective for the Company's financial year ending March 31, 1998. The Company believes that the effect of implementing this standard will not effect results differently than as currently reported. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which will be effective for the Company's fiscal year ending March 31, 1999. SFAS No. 131 redefines how operating segments are determined and requires expanded quantitative and qualitative disclosures relating to a company's operating segments. The Company has not yet completed its analysis of which operating segments, if any, it will disclose differently than previously reported.

8.  RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year to conform to the 1998 presentation.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Prospectus Summary...................       3
Cautionary Statement Regarding
  Forward-Looking Information........       6
Risk Factors.........................       6
Use of Proceeds......................      10
Price Range of Common Stock and
  Dividend Policy....................      11
Capitalization.......................      12
Selected Consolidated Financial
  Data...............................      13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      15
Business.............................      24
Management...........................      33
Principal and Selling Stockholders...      35
Description of Capital Stock.........      37
Underwriting.........................      39
Legal Matters........................      40
Experts..............................      40
Available Information................      40
Incorporation of Certain Documents by
  Reference..........................      41
Index to Consolidated Financial
  Statements.........................     F-1


======================================================
======================================================

                                1,100,000 SHARES

                        TRANSTECHNOLOGY CORPORATION LOGO

                                  COMMON STOCK

                                   PROSPECTUS

                          ABN AMRO CHICAGO CORPORATION
                            EVEREN SECURITIES, INC.


                               November   , 1997


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered.

                                                                            APPROXIMATE
                                                                              AMOUNT
                                                                           -------------
     Securities and Exchange Commission Registration Fee.................  $   10,278.13
     NYSE Listing Fee....................................................      14,750.00
     NASD Filing Fee.....................................................       3,892.00
     Printing Expenses...................................................     200,000.00
     Accounting Fees and Expenses........................................      75,000.00
     Legal Fees and Expenses.............................................     150,000.00
     Transfer Agent Fees.................................................      10,000.00
     Miscellaneous Fees and Expenses.....................................      36,079.87
                                                                              ----------
               Total.....................................................  $  500,000.00
                                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a corporation organized under the laws of the State of Delaware. The Company's Certificate of Incorporation provides that the Company may indemnify its officers and directors to the full extent permitted by law.
Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have the power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145. Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made only as authorized in the specific case upon a determination by a majority vote of the directors who are not parties to such action, suit or proceeding (or, if there are no such directors, by an independent counsel or by the stockholders) that indemnification is proper in the circumstances because he has met the standard of conduct set forth in subsections (a) and (b).

     The Company's Certificate of Incorporation also provides that, to the fullest extent permitted by the DGCL, a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102 of the DGCL authorizes such a provision, and states that such a provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for unlawful payments of dividends or unlawful stock purchases or redemptions by the corporation, or
(d) for any transaction from which the director derived an improper benefit.

     The Company's Bylaws provide that the Company shall indemnify, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party to (or is otherwise involved in) any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other business or nonprofit entity. The Bylaws provide that the Company shall be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Company. The Bylaws provide that the Company shall pay the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition, provided that any such advance payments shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should ultimately be determined that the director or officer is not entitled to be indemnified under the Bylaws or otherwise.

     The Company has entered into an indemnification agreement with each of its directors and executive officers pursuant to which the Company has agreed to indemnify such persons against liability to the fullest extent permitted by law. The Company may from time to time enter into similar agreements with additional individuals who become officers and/or directors of the Company.

ITEM 16. EXHIBITS.


  **1.1   Form of Underwriting Agreement
    4.1   Form of Common Stock Certificate (1)
   *5.1   Opinion of Hahn Loeser & Parks LLP regarding the legality of the securities being offered
   10.1   1996-1998 Incentive Compensation Plan of the Company (10)
 **10.2   Amended and Restated 1992 Long Term Incentive Plan of the Company
   10.3   Form of Incentive Stock Option Agreement (2)
   10.4   Form of Director Stock Option Agreement (3)
   10.5   Form of Restricted Stock Award Agreement used under the Company's Amended and
          Restated 1992 Long Term Incentive Plan (4)

   10.6   Indemnification Agreement dated February 11, 1987 between the Company and each of its officers and directors (5)
   10.7   Executive Life Insurance Plan (6)
   10.8   Revolving Credit and Loan Agreement dated as of June 30, 1995 between the Company and The First National Bank of Boston (7)
   10.9   First Amendment to the Revolving Credit and Loan Agreement dated as of August 29,
          1995 between the Company and the First National Bank of Boston (8)
  10.10   Second Amendment to the Revolving Credit and Loan Agreement dated as of October 27,
          1995 between the Company and the First National Bank of Boston (8)
  10.11   Third Amendment to the Revolving Credit and Loan Agreement dated as of March 29,
          1996 between the Company and the First National Bank of Boston (8)
  10.12   Fourth Amendment to the Revolving Credit and Loan Agreement dated as of December
          31, 1996 between the Company and the First National Bank of Boston (10)
  10.13   Fifth Amendment to the Revolving Credit and Loan Agreement dated as of March 31,
          1997 between the Company and the First National Bank of Boston (9)
  10.14   Form of Executive Severance Agreement with Officers of the Company (10)
  10.15   Form of Executive Severance Agreement with Subsidiary Presidents (10)
  10.16   Form of Executive Severance Agreement with Division Presidents (10)
  10.17   Form of Executive Severance Agreement with Overseas Subsidiary Managing Directors
          (10)
   23.1   Consent of Deloitte & Touche LLP
   23.2   Consent of Arthur Andersen LLP
   23.3   Consent of Ocel, Heimer & Associates, Ltd.
  *23.4   Consent of Hahn Loeser & Parks LLP (contained in Exhibit 5.1)
 **24.1   Power of Attorney (set forth on the signature page hereof)


---------------

 * To be filed by Amendment.


** Previously filed.


 (1) Incorporated by reference from the Company's Registration Statement on Form 8-A filed on December 22, 1987 (File No. 1-7872).

 (2) Incorporated by reference from the Company's Registration Statement on Form S-8 No. 33-87800 dated December 22, 1994.

 (3) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (File No. 1-7872).

 (4) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (File No. 1-7872).

 (5) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1987 (File No. 1-7872).

 (6) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1989 (File No. 1-7872).

 (7) Incorporated by reference from the Company's Report on Form 8-K filed on July 14, 1995 (File No. 1-7872).

 (8) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (File No. 1-7872).

 (9) Incorporated by reference from the Company's Report on Form 8-K filed on April 29, 1997 (File No. 1-7872).

(10) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 (File No. 1-7872).

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Liberty Corner, New Jersey, on this 16th day of October, 1997.


                                          TransTechnology Corporation

                                          By: /s/ JOSEPH F. SPANIER
                                            ------------------------------------
                                            Joseph F. Spanier, Vice President,
                                            Chief Financial Officer and
                                              Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               SIGNATURE                                 TITLE                       DATE
----------------------------------------  -----------------------------------  -----------------
*/s/ MICHAEL J. BERTHELOT                 Chairman of the Board and Chief      October 16, 1997
----------------------------------------  Executive Officer (Principal
Michael J. Berthelot                      Executive Officer)

*/s/ PATRICK K. BOLGER                    President, Chief Operating Officer   October 16, 1997
----------------------------------------  and Director
Patrick K. Bolger

/s/ JOSEPH F. SPANIER                     Vice President, Chief Financial      October 16, 1997
----------------------------------------  Officer (Principal Financial and
Joseph F. Spanier                         Accounting Officer) and Treasurer

*/s/ GIDEON ARGOV                         Director                             October 16, 1997
----------------------------------------
Gideon Argov

*/s/ WALTER BELLEVILLE                    Director                             October 16, 1997
----------------------------------------
Walter Belleville

*/s/ THOMAS V. CHEMA                      Director                             October 16, 1997
----------------------------------------
Thomas V. Chema

*/s/ MICHEL GLOUCHEVITCH                  Director                             October 16, 1997
----------------------------------------
Michel Glouchevitch

*/s/ JAMES A. LAWRENCE                    Director                             October 16, 1997
----------------------------------------
James A. Lawrence

*By: /s/ JOSEPH F. SPANIER
----------------------------------------
Joseph F. Spanier, Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT                                 DESCRIPTION
--------  ------------------------------------------------------------------------
 **1.1    Form of Underwriting Agreement
   4.1    Form of Common Stock Certificate (1)
  *5.1    Opinion of Hahn Loeser & Parks LLP regarding legality of the securities being offered
  10.1    1996 -- 1998 Incentive Compensation Plan of the Company (10)
**10.2    Amended and Restated 1992 Long Term Incentive Plan of the Company
  10.3    Form of Incentive Stock Option Agreement (2)
  10.4    Form of Director Stock Option Agreement (3)
  10.5    Form of Restricted Stock Award Agreement used under the Company's
          Amended and Restated 1992 Long Term Incentive Plan (4)
  10.6    Indemnification Agreement dated February 11, 1987 between the Company and each of its officers and directors (5)
  10.7    Executive Life Insurance Plan (6)
  10.8    Revolving Credit and Loan Agreement dated as of June 30, 1995 between the Company and the First National Bank of Boston (7)
  10.9    First Amendment to the Revolving Credit and Loan Agreement dated as of
          August 29, 1995 between the Company and the First National Bank of
          Boston (8)
  10.1    Second Amendment to the Revolving Credit and Loan Agreement dated as of
          October 27, 1995 between the Company and the First National Bank of
          Boston (8)
  10.11   Third Amendment to the Revolving Credit and Loan Agreement dated as of
          March 29, 1996 between the Company and the First National Bank of Boston
          (8)
  10.12   Fourth Amendment to the Revolving Credit and Loan Agreement dated as of
          December 31, 1996 between the Company and the First National Bank of
          Boston (10)
  10.13   Fifth Amendment to the Revolving Credit and Loan Agreement dated as of
          March 31, 1997 between the Company and the First National Bank of Boston
          (9)
  10.14   Form of Executive Severance Agreement with Officers of the Company (10)
  10.15   Form of Executive Severance Agreement with Subsidiary Presidents (10)
  10.16   Form of Executive Severance Agreement with Division Presidents (10)
  10.17   Form of Executive Severance Agreement with Overseas Subsidiary Managing
          Directors (10)
  23.1    Consent of Deloitte & Touche LLP
  23.2    Consent of Arthur Andersen LLP
  23.3    Consent of Ocel, Heimer & Associates, Ltd.
 *23.4    Consent of Hahn Loeser & Parks LLP (contained in Exhibit 5.1)
**24.1    Power of Attorney (set forth in the signature page hereof)


---------------

 * To be filed by Amendment.


** Previously filed.


 (1) Incorporated by reference from the Company's Registration Statement on Form 8-A filed on December 22, 1987 (File No. 1-7872).

 (2) Incorporated by reference from the Company's Registration Statement on Form S-8 No. 33-87800 dated December 22, 1994.

 (3) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (File No. 1-7872).

 (4) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (File No. 1-7872).

 (5) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1987 (File No. 1-7872).

 (6) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1989 (File No. 1-7872).

 (7) Incorporated by reference from the Company's Report on Form 8-K filed on July 14, 1995 (File No. 1-7872).

 (8) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (File No. 1-7872).

 (9) Incorporated by reference from the Company's Report on Form 8-K filed on April 29, 1997 (File No. 1-7872).

(10) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 (File No. 1-7872).